UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

TECUMSEH PRODUCTS COMPANY

(Name of Subject Company)

TECUMSEH PRODUCTS COMPANY

(Name of Person Filing Statement)

Common Shares, no par value

(Title of Class of Securities)

878895309

(CUSIP Number of Class of Securities)

Harold M. Karp

President and Chief Executive Officer

5683 Hines Drive

Ann Arbor, Michigan 48108

(734) 585-9487

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Patrick T. Duerr

Honigman Miller Schwartz and Cohn LLC

2100 First National Building

660 Woodward Avenue

Detroit, Michigan 48126

(313) 465-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is Tecumseh Products Company, a Michigan corporation (the “Company” or “Tecumseh”). The address of the Company’s principal executive office is 5683 Hines Drive, Ann Arbor, Michigan 48108. The telephone number of the Company’s principal executive office is (734) 585-9500.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common shares, no par value (the “Shares”). As of August 20, 2015, there were 18,563,056 Shares outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading “Name and Address.”

Tender Offer.

This Schedule 14D-9 relates to the tender offer by MA Industrial Sub Inc., a Michigan corporation (“Sub”) and a wholly owned subsidiary of MA Industrial JV LLC, a Delaware limited liability company (“Parent”), which is owned by DENO Investment Company II, Inc., a Michigan corporation and wholly owned subsidiary of Mueller Industries, Inc., a Delaware corporation (together, with DENO Investment Company II, Inc., “Mueller”) and Atlas Capital Resources II LP and Atlas Capital Resources (P) II LP, each a Delaware limited partnership and affiliate of Atlas FRM LLC, a Delaware limited liability company (d/b/a Atlas Holdings LLC, “Atlas Holdings LLC,” and together with Atlas Capital Resources II LP and Atlas Capital Resources (P) II LP, “Atlas”) and, to purchase all of the outstanding Shares, at a price of $5.00 per Share, net to the seller in cash without interest and less any required withholding taxes (such price, referred to herein as the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 21, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Sub with the Securities and Exchange Commission (the “SEC”) on August 21, 2015. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated by reference herein. For purposes of this Schedule 14D-9, references to “Mueller Atlas” include MA Industrial JV LLC, Atlas Capital Resources II LP, Atlas Capital Resources (P) II LP, DENO Investment Company II, Inc. and Mueller Industries, Inc. and their respective subsidiaries, unless otherwise noted.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 5, 2015, by and among Parent, Sub and the Company (the “Merger Agreement”). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Michigan Business Corporation Act (the “MBCA”), Sub will be merged with and into the Company and the separate corporate existence of Sub will cease at that time (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares owned by the Company as treasury stock or any Shares owned by Parent or its subsidiaries) will be automatically converted into the right to receive an amount in cash equal to the Offer Price and each outstanding option to purchase Shares (“Option”), restricted stock unit (“RSU”), stock appreciation right (“SAR”), phantom share (“Phantom Share”), and deferred stock unit (“DSU”, and each such Option, RSU, SAR, Phantom Share and DSU is referred to as an “Equity Award” and together as

“equity awards”) will be canceled and converted into the right to receive (regardless of any performance or vesting conditions, which are accelerated, waived and deemed satisfied at the target level) an amount in cash, without interest thereon, equal to the Offer Price, less the exercise or base price of such Equity Award, if applicable, and less any required withholding taxes. The Merger Agreement is summarized in Section 12 “The Merger Agreement; Other Agreements” of the Offer to Purchase. A copy of the Merger Agreement is filed as Exhibit 2.1 to the Company’s Form 8-K dated and filed with the SEC on August 5, 2015, file no. 001-36417 and is incorporated herein by reference. The foregoing descriptions of the Merger Agreement and the Offer are qualified in their entirety by reference to the Merger Agreement, the Offer to Purchase and the Letter of Transmittal.

The summary description of the Merger Agreement set forth in this Item 2 and in Item 3 has been included in this Schedule 14D-9 to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Parent, Sub, the Company or their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact, but rather, as a method of allocating risk and governing the contractual rights and relationships among the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by the Company’s shareholders. In reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or conditions of Parent, Sub, the Company or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed or may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that the Company publicly files with the SEC.

Parent has formed Sub in connection with the Merger Agreement, the Offer and the Merger. The Offer to Purchase filed in connection with the Schedule TO states that the principal executive offices of Parent and Sub are located at 8285 Tournament Dr., Suite 150, Memphis, Tennessee 38125 and 100 Northfield Street, Greenwich, Connecticut 06830.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, in the Information Statement (“Information Statement”) issued pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder to be filed by the Company prior to the expiration of the Offer, or in the Company’s Proxy Statement filed on Schedule 14A with the SEC on March 18, 2015 (the “Proxy Statement”) and incorporated in this Schedule 14D-9 by reference, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates, or (ii) Parent, Sub or their respective executive officers, directors or affiliates.

Any information contained in the pages incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Arrangements between the Company and its Executive Officers, Directors and Affiliates.

In considering the recommendation of the board of directors of the Company (the “Company Board”) as set forth in Item 4 below under the heading “Recommendation of the Company Board,” the Company’s shareholders should be aware that certain executive officers and directors of the Company have interests in the Offer and the Merger, which are described below and in the Information Statement, that may present them with certain conflicts of interest. The Company Board is aware of these potential conflicts and considered them along with the other factors described in this Item 3 and Item 4 below under the heading “Background and Reasons for the Company Board’s Recommendation.”

Effect of Merger on Director and Officer Indemnification and Insurance.

The MBCA permits Michigan corporations to eliminate or limit a director’s liability to the corporation or its shareholders for money damages for any action taken or any failure to take any action as a director. The Company’s Restated Articles of Incorporation (the “Charter”) so eliminate the liability of directors. The Charter also provides for indemnification of present and former directors, officers, or employee and the Company entered into indemnification agreements with each member of the Company Board (“Indemnification Agreements”) relating to such indemnification.

The Company’s Charter currently eliminates director liability to the maximum extent permitted by Michigan law. Section 209 of the MBCA allows the articles of incorporation of a Michigan corporation to contain a provision eliminating or limiting a director’s liability to the corporation or its shareholders for money damages for any action taken or any failure to take any action as a director, except liability for any of the following (i) the amount of a financial benefit received by a director to which he or she is not entitled, (ii) intentional infliction of harm on the corporation or the shareholders, (iii) a violation of Section 551 of the MBCA (concerning dividends, distributions and loans that are contrary to law or the Charter), and (iv) an intentional criminal act. As a result of the inclusion of such a provision, the Company’s shareholders may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to shareholders in any particular case, shareholders may not have any effective remedy against the challenged conduct. These provisions, however, do not affect liability under the Securities Act of 1933, as amended (the “Securities Act”).

Sections 561 to 571 of the MBCA authorize a corporation under specified circumstances to indemnify its directors and officers against judgments, expenses, fines and amounts paid by the director or officer in settlement of claims brought against them by third persons or by or in the right of the corporation if these directors and officers acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation or its shareholders, including reimbursement for expenses incurred. The provisions of the Company’s Charter relating to indemnification of directors, officers and employees generally provide that present and former directors, officers and employees will be indemnified to the fullest extent permissible under Michigan law in connection with any actual or threatened civil, criminal, administrative or investigative action, suit or proceeding arising out of their past or future service to the Company or as subsidiary, or to another organization at the Company’s request or at the request of one of its subsidiaries. The provision also provides for advancing litigation expenses at the request of a director, officer or employee. These obligations are broad enough to permit indemnification with respect to liabilities arising under the Securities Act or the Michigan Uniform Securities Act. Each Company Board member’s indemnification agreement also provides for contractual assurances regarding the indemnification provisions in the Charter and additional procedural provisions.

In addition, the Company has obtained directors’ and officers’ liability insurance. The policy provides for $60,000,000 in coverage including prior acts and liabilities under the Securities Act.

Pursuant to the Merger Agreement, Parent has agreed to indemnify and hold harmless the present and former directors and officers of the Company and its Subsidiaries in respect of matters, acts, omissions or events occurring at or prior to the Effective Time to the fullest extent provided in the Charter or Bylaws or organizational documents of its Subsidiaries, permitted by applicable law or provided in any indemnification agreements, until the sixth anniversary of the Effective Time.

The Merger Agreement further provides that Parent shall cause the Surviving Corporation to honor all obligations of the Company and its Subsidiaries to the present and former directors and officers of the Company and its Subsidiaries set forth in the Indemnification Agreements in respect of matters, acts, omissions or events occurring at or prior to the Effective Time.

Pursuant to the Merger Agreement Parent and Sub agreed that the articles of incorporation and bylaws of the Surviving Corporation and its Subsidiaries shall contain provisions regarding limitations on personal liability of directors and indemnification of, and advancement of expenses to, present and former directors and officers in respect of matters, acts, omissions or events occurring at or prior to the Effective Time that are no less favorable than the corresponding provisions in the Company’s Charter or Bylaws and the Subsidiaries organizational documents and in the Indemnification Agreements, until the sixth anniversary of the Effective Time, unless required by law.

The Merger Agreement also provides that, through the sixth anniversary of the Effective Time, the Surviving Corporation shall either maintain the current policies of the directors’ and officers’ liability insurance maintained by the Company with respect to matters existing or occurring at or prior to the Effective Time (the “Existing D&O Policy”) or purchase comparable directors’ and officers’ liability insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable as those contained in the Company’s directors’ and officers’ liability insurance policies in effect as of August 5, 2015, in each case covering matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by the Merger Agreement) (a “D&O Tail”). However, in no event will the Surviving Corporation be required to spend an annual premium amount in excess of 250% of the last annual premium paid prior to the date of the Merger Agreement by the Company for such insurance.

Effect of the Merger on Company Shares and Equity Awards

Consideration for Shares Tendered Pursuant to the Offer.

If the directors and executive officers of the Company (and their affiliated trusts) who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other shareholders of the Company. As of August 20, 2015, the directors and executive officers of the Company beneficially owned, in the aggregate, 181,779 Shares, which for purposes of this subsection excludes any Shares issuable upon exercise or vesting of Options, RSUs, DSUs, SARs and Phantom Shares (each an “Equity Award”) held by such individuals. If the directors and executive officers were to tender all of such Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Sub, the directors and officers (and their respective affiliated trusts, if any) would receive an aggregate of $908,895 in cash, without interest, less any required withholding taxes. For a description of the treatment of Equity Awards held by the directors and executive officers of the Company, see below under the heading “Effect of the Merger on Equity Awards.”

The following table sets forth, as of August 20, 2015, the cash consideration that each executive officer and non-employee director would be entitled to receive in respect of his or her outstanding Shares (excluding Equity Awards) if such individual were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Sub:

Name	Total (1)	Consideration Payable in respect of Shares
Stephanie H. Boyse	11,718	$58,590
Gary. L. Cowger	21,543	$107,715
Harold M. Karp	16,718	$83,590
Jerry L. Mosingo	0	$0
Igor Popov	0	$0
Mitchell I. Quain	32,730	$163,650
Robert E. Rossiter	7,227	$36,135
Terence C. Seikel	21,718	$108,590
Janice E. Stipp	0	$0
Douglas M. Suliman, Jr.	70,125	$350,625

(1)	Includes the following number of common shares that the following persons acquired on April 29, 2015 upon the vesting of restricted stock units granted to them under the Omnibus Plan (75% of the shares covered by such awards, rounded down to the nearest whole share, were settled in common shares): Ms. Boyse—11,718 shares; Mr. Cowger—21,543 shares; Mr. Karp—11,718 shares; Mr. Quain—7,730 shares; Mr. Rossiter—7,227 shares; Mr. Seikel—11,718 shares; and Mr. Suliman—11,718 shares.

Effect of the Merger on Equity Awards.

Pursuant to the Merger Agreement, each outstanding stock option granted under the Company’s 2014 Omnibus Incentive Plan (the “Omnibus Plan”) or otherwise in connection with the Merger or any other transaction contemplated by the Merger, whether vested or unvested, will be cancelled at the Effective Time in exchange for the right to be paid an amount in cash equal to the product obtained by multiplying (x) the aggregate number of Shares that were issuable upon exercise of such stock option immediately prior to the Effective Time by (y) the Offer Price less the per share exercise price of such stock option immediately prior to the Effective Time; provided that, if the per share exercise price of any stock option equals or exceeds the Offer Price, such stock option shall be cancelled without any payment or consideration. Each outstanding phantom share granted under the Company’s Long Term Incentive Cash Award Plan (the “LTIP”) or otherwise, whether vested or unvested, will be cancelled at the Effective Time in exchange for an amount in cash equal to the product of the aggregate number of Shares subject to such phantom share by the Offer Price. Each outstanding restricted stock unit granted under the Omnibus Plan or otherwise and deferred stock unit granted under the Company’s Outside Directors’ Deferred Stock Unit Plan (the “Director Plan”) or otherwise, will be cancelled at the Effective Time in exchange for an amount in cash equal to the product of the aggregate number of Shares subject to such restricted stock unit or deferred stock unit by the Offer Price. For each outstanding RSU that is subject to performance-based vesting for which the applicable performance period has not been certified by the Company’s Compensation Committee as of the Effective Time, the number of Shares subject to such RSU shall be determined based upon the target number of Shares subject to such RSU. All outstanding and unexercised Equity Awards held by the directors and executive officers of the Company as of immediately prior the Effective Time are expected to be cancelled and converted in accordance with the foregoing. None of the directors or executive officers holds any outstanding stock appreciation rights.

The following table sets forth, as of August 20, 2015, the cash consideration that each executive officer and non-employee director would be entitled to receive in respect of his or her outstanding Equity Awards at the Effective Time, pursuant to the Merger Agreement.

Name	Consideration Payable in Respect of Stock Options	Consideration Payable in Respect of Phantom Shares	Consideration Payable in Respect of RSUs	Consideration Payable in Respect of DSUs	Total
Stephanie H. Boyse	$0	$0	$53,680	$43,947	$97,627
Gary. L. Cowger	$0	$0	$53,680	$23,135	$76,815
Harold M. Karp	$384,777	$0	$267,325	$8,710	$660,812
Jerry L. Mosingo	$73,051	$0	$141,320	$0	$214,371
Igor Popov	$279,840	$0	$251,235	$0	$531,075
Mitchell I. Quain	$0	$0	$53,680	$0	$53,680
Robert E. Rossiter	$0	$0	$53,680	$0	$53,680
Terence C. Seikel	$0	$0	$53,680	$173,615	$227,295
Janice E. Stipp	$217,871	$7,880	$269,165	$0	$494,916
Douglas M. Suliman, Jr.	$0	$0	$53,680	$23,135	$76,815

Director Compensation Arrangements.

The table below shows the compensation for 2014 of each of the Company’s outside directors who served during 2014 (i.e., not including James J. Connor and Harold M. Karp, each of whom also served as the Company’s President and Chief Executive Officer).

2014 DIRECTOR COMPENSATION

Name (1)	Fees Earned or Paid in Cash ($) (2)	Stock Awards ($) (3)	Total ($)
Stephanie H. Boyse	80,420	75,000	155,420
Gary L. Cowger	106,055	137,877	243,932
Mitchell I. Quain	18,896	37,414	56,310
Robert E. Rossiter	24,596	51,558	76,154
Zachary E. Savas	7,708	—	7,708
Terence C. Seikel	87,500	75,000	162,500
Douglas M. Suliman, Jr.	80,002	75,000	155,002

(1)	Mr. Savas resigned as one of the Company’s directors on January 20, 2014. Mr. Karp became one of the Company’s directors on January 23, 2014. On June 27, 2014, Mr. Connor resigned as one of the Company’s directors and Mr. Karp became the Company’s interim President and Chief Executive Officer, and ceased receiving non-employee director compensation, except that we continued to pay Mr. Karp the same retainer payable to non-employee directors while he served as the Company’s interim President and Chief Executive Officer, but not after he was made the Company’s permanent President and Chief Executive Officer on September 18, 2014. Mr. Rossiter became one of the Company’s directors on August 21, 2014. Mr. Quain became one of the Company’s directors on October 30, 2014.
(2)	This amount represents the retainer and other fees for service on committees, which are paid in cash to the Chairman of the Board of Directors and other directors.
(3)

This amount represents the retainer and other fees paid in restricted stock units under the Company’s Omnibus Plan, valued at their grant date fair value. The restricted stock unit grants are typically made on the date of the annual meeting of shareholders or a prorated amount on the date the director first becomes a director, if he or she was not a director on the date of the annual meeting of shareholders. In 2014, however, the grants to directors elected at the annual meeting were not made until June 27, 2014. Mr. Karp received a prorated grant of deferred stock units upon his appointment as a director on January 23, 2014 and he received a restricted stock unit grant like the non-employee directors on June 27, 2014 (both included in his Compensation in the Summary Compensation Table included in the Information Statement). For Messrs. Rossiter and Quain, the number in the above table includes prorated awards upon their appointment as directors on August 21, 2014 and October 30, 2014, respectively. The grant date fair value is the number of units multiplied by the closing sales price of the Company’s common shares on the award date (the average of the high and low sales prices of the Company’s Class A Common Stock on the last trading day before the award date for the deferred stock units awarded to Mr. Karp, which was $8.825 for the prorated grant to Mr. Karp upon his initial appointment), which was $4.80 on June 27, 2014 for the 2014 annual meeting awards for Ms. Boyse and Messrs. Cowger, Karp, Seikel and Suliman, $5.425 on August 21, 2014 for the prorated award to Mr. Rossiter and $3.63 on October 30, 2014 for the prorated award to Mr. Quain upon his initial appointment, and are the amounts shown in the Stock Awards column in the table. A new non-employee director who takes office after the annual meeting of shareholders receives a pro rata allocation of restricted stock units. The number of restricted stock units will be determined by dividing the dollar amount of the annual retainer the director is entitled to receive in restricted stock units by the closing sale price for a share of the Company’s common shares on the grant date.

On April 29, 2015, the Company granted a total of 64,416 restricted stock units to the Company’s six outside Directors under the Omnibus Plan. The restricted stock units vest immediately before the next annual meeting of shareholders as long as the director remains on the Company Board on that date, and are settled 75% in common shares and 25% in cash. As of August 20, 2015, the following outside directors had the following number of restricted stock units outstanding under the Omnibus Plan: Ms. Boyse—10,736; Mr. Cowger—10,736; Mr. Quain—10,736; Mr. Rossiter—10,736; Mr. Seikel—10,736; and Mr. Suliman—10,736.

As of August 20, 2015 the following directors had the following number of deferred stock units outstanding under the Director Plan: Ms. Boyse—8,789.4906; Mr. Cowger—4,627.0115; Mr. Karp—1,742.0690; Mr. Quain—0; Mr. Rossiter—0; Mr. Seikel—34,723.0481; and Mr. Suliman—4,627.0115.

We do not pay employees any separate compensation for serving as directors, although in 2014 we continued to pay Mr. Karp the same retainer payable to non-employee directors while he served as the Company’s interim President and Chief Executive Officer, but not after he was made the Company’s permanent President and Chief Executive Officer. We reimburse all directors for reasonable travel expenses.

The annual retainer fee for non-employee directors is $135,000, payable $60,000 in cash (in equal monthly installments in advance) and $75,000 in restricted stock units, prorated for new directors joining us during the year, and the cash portion prorated for directors leaving us during the year. In addition, the Company’s Chairman of the Board of Directors is entitled to an additional annual retainer fee of $135,000, payable $60,000 in cash (in equal monthly installments in advance) and $75,000 restricted stock units, prorated for any new Chairman of the Board of Directors joining us during the year (except for a director who terminates his position as Lead Director to become Chairman of the Board, in which case restricted stock units would be prorated based on the difference in retainer fees between the two positions) and the cash portion prorated for directors ceasing to serve as the Company’s Chairman of the Board of Directors during the year. The Company’s Lead Director, if any, is entitled to an additional annual retainer fee of $35,000, payable one-half in cash (in equal monthly installments in advance) and one-half in restricted stock units, prorated for new Lead Directors joining us during the year (except there would be no prorated restricted stock units award if a director terminates his position as Chairman of the Board to become the Company’s Lead Director), and the cash portion prorated for directors ceasing to serve as the Company’s Lead Director during the year. These retainers are being paid after the election of directors at the annual meeting of shareholders. In 2015, in light of the Company’s low stock price and limited remaining shares for this type of grant under the Omnibus Plan, (i) the Company’s Chairman of the Board, Gary L. Cowger, agreed to forego the additional $75,000 of RSUs payable to him under the Company’s standard compensation arrangements for outside directors as part of his annual retainer for serving as the Company’s Chairman of the Board, and (ii) all of the Company’s outside directors agreed to share equally the remaining shares available for this type of grant over the next two years as full payment of for the $75,000 of RSUs payable to them under the Company’s standard compensation arrangements for outside directors as part of their annual retainer for serving on the Company Board.

Chairs and members of the following committees are entitled to the following additional annual cash retainer fees (payable in equal monthly installments in advance and prorated for new committee members or Chairs or directors ceasing to serve as committee members or Chairs during the year):

Audit Committee:
Chair	$20,000
Other members	$10,000
Compensation Committee:
Chair	$15,000
Other members	$7,500
Other standing committees:
Chair	$10,000
Other members	$5,000

The Company does not pay per meeting fees to its outside directors.

Executive Compensation Arrangements.

The main elements of the Company’s executive compensation are salary, annual cash incentive opportunity, long-term incentives and retirement benefits, which are awarded, among other ways, through the Company’s incentive plans, employment and change in control agreements. The Company has entered into Change in Control Compensation Agreements with its executives to provide benefits (and a non-compete agreement with the CEO) if such executives are terminated without cause or if they terminate employment for good reason within 24 months following a change of control of the Company and to provide for the effect of a change in control on the annual cash incentives and equity-based compensation payable to them.

Employment Contracts

Mr. Karp’s Employment Letters

On June 27, 2014 and September 24, 2014, as amended March 11, 2015 and by his Change in Control Compensation Agreement described below, the Company entered into letter agreements with Harold M. Karp providing for his at will employment beginning June 27, 2014 as the Company’s interim President and Chief Executive Officer and beginning September 18, 2014 as President and Chief Executive Officer. The second letter amends and restates the first letter. The following is a summary of the principal terms of the agreement:

•	$500,000 annual salary;

•	$100,000 signing bonus with each letter ($200,000 total), and continuation while he was interim President and Chief Executive Officer, from June 27, 2014 until September 18, 2014, of the cash retainer of $60,000 a year he was receiving as a non-employee director, and an award of restricted stock units with a value of $75,000, vesting immediately before the 2015 annual meeting of shareholders as long as he remains on the Company Board and settled 25% in cash and 75% in common shares, just like the non-employee directors received on the same date;

•	While employed by the Company, eligible to participate in the Company’s annual cash incentive opportunity, prorated in 2014 from June 27, 2014, with a target annual cash incentive opportunity to earn 80% of his base salary;

•	While employed by the Company, eligible to receive non-qualified stock options as may be approved for the Company’s executives by the Compensation Committee; in 2014, 2015 and 2016 he is entitled to receive non-qualified stock options as determined by the Compensation Committee, vesting 1/3 per year starting one year from grant, subject to the terms of the letter agreement and the Omnibus Plan;

•	While employed by the Company, eligible to receive performance-based restricted stock unit awards as may be approved for the Company’s executives by the Compensation Committee; in 2015, 2016 and 2017 he is entitled to receive performance-based restricted stock units vesting after the end of 2017 when the Compensation Committee determines whether certain goals have been achieved, subject to the terms of the letter agreement and the Omnibus Plan;

•	Eligible for relocation benefits consistent with the Company’s Domestic Relocation Policy and Addendum related to moving to Michigan, including the costs of purchasing, carrying and selling his Huntsville, Alabama home; for a period ending on or before March 18, 2015, reimbursement for apartment rental near the Company’s headquarters until he finds a home in Michigan; and weekly round-trip travel on weekends for him or his wife between Hunstville, Alabama and Ann Arbor, Michigan; and

•	Four weeks of vacation, group insurance and participation in the Company’s 401(k) plan.

In addition, upon termination of Mr. Karp’s employment without Cause (as defined in the Omnibus Plan) or his resignation for a specified good reason, he would receive an amount equal to one year of his base salary (currently $500,000) and target cash incentive (currently 80% of his salary), payable on regular payroll dates, plus one year of COBRA benefits, and any unvested non-qualified stock options and performance-based restricted stock units would immediately be canceled, with vested amounts subject to the conditions of the Omnibus Plan.

Upon termination of his employment for Cause, death, Disability (as defined in the Omnibus Plan), or resignation without a specified good reason, he would not be entitled to receive any further compensation or payments, except for earned, but unpaid base salary or previously awarded and vested, but unpaid annual cash incentive payments; any unvested non-qualified stock options and performance-based restricted stock units would immediately be canceled, with vested amounts subject to the conditions of the Omnibus Plan.

In the event of a specified change in control (as defined in the Omnibus Plan) and termination of his employment by the successor as a result of the change in control, he would receive an amount equal to two years of his base salary and target cash incentive (payable no later than 60 days after termination of his employment); any unvested non-qualified stock options and performance-based restricted stock units would immediately be canceled, with vested amounts subject to the conditions of the Omnibus Plan.

Mr. Mosingo’s Employment Letter

On January 30, 2014, we entered into a letter agreement with Jerry L. Mosingo, as amended April 29, 2015 and by his Change in Control Compensation Agreement described below, providing for his at will employment beginning January 27, 2014 as our Executive Vice President Operations. The letter states that it is anticipated that he will take 24 to 36 months to accomplish certain operational goals and, therefore, his employment with us will terminate after a maximum of 36 months unless there is a mutual agreement to further extend this period or convert the relationship to a regular arrangement. The following is a summary of the principal terms of the agreement:

Mr. Mosingo is entitled to compensation as follows:

•	$375,000 annual salary, plus a $50,000 signing bonus;

•	While employed by us, eligible to participate in our short-term annual incentive plan, with a target annual cash incentive opportunity to earn 65% of his base salary, subject to achievement of financial and individual metrics including full year consideration for 2014;

•	He waived his right to 62,500 phantom shares provided in his original employment letter in exchange for (i) $87,500 paid to him in 2015, and (ii) his eligibility while employed by the Company as an executive officer to participate in awards granted to the Company’s other executive officers under the Omnibus Plan; and

•	Four weeks of vacation, group insurance and participation in our 401(k) plan.

Mr. Popov’s Employment Letter

On February 28, 2014, the Company entered into a letter agreement with Igor Popov, as amended April 29, 2015 and by his Change in Control Compensation Agreement described below, providing for his at will employment beginning March 1, 2014 as its Chief Restructuring Officer. The following is a summary of the principal terms of the agreement:

•	$400,000 annual salary;

•	While employed by the Company, eligible for our annual cash incentive opportunity and long-term incentive opportunity for 2014, 2015 and 2016 with a target annual cash incentive opportunity to earn 70% of his base salary; while employed by the Company, in 2014, 2015 and 2016, he was to be awarded non-qualified stock options to purchase 77,304, 77,304, and 80,728 shares in 2014, 2015 and 2016 respectively, and 50,247 and 46,822 performance-based restricted stock units in 2015 and 2016, respectively; the 2014, 2015 and 2016 non-qualified stock options will vest one third each year following the date of grant, and the 2015 and 2016 performance-based restricted stock units will vest after the end of 2017 and 2016, respectively, if and when the Company’s Compensation Committee determines that the applicable goals have been achieved. Mr. Popov waived the requirements to receive the specific amounts of non-qualified stock options and performance-based restricted stock units in 2014 and 2015 provided in his original agreement and the terms and conditions of those awards provided in his original agreement in exchange for the awards received in 2015;

•	Four weeks of vacation, group insurance and participation in our 401(k) plan.

In addition, upon termination of Mr. Popov’s employment, other than because of death, disability, termination by the Company for cause or termination by him without the Company’s consent, he would receive (i) an amount equal to his base salary (currently $400,000) for the greater of six months or through the date that is 18 months after his start date, and (ii) if such termination is on or before February 28, 2017, relocation to the northeastern United States in accordance with our Domestic Relocation Policy in effect at the time of termination.

Ms. Stipp’s Employment Letter

On October 10, 2011, we entered into a letter agreement with Janice E. Stipp, as amended December 10, 2014 and by her Change in Control Compensation Agreement described below, providing for her at will employment beginning October 17, 2011 as our Chief Financial Officer (currently our Executive Vice President, Chief Financial Officer, Secretary and Treasurer). The following is a summary of the principal terms of the agreement:

Compensation. Ms. Stipp is entitled to compensation as follows:

•	$350,00 annual salary (currently $380,000);

•	Eligible for our incentive plan for 2012 and subsequent years with a target performance opportunity to earn 150% of her base salary or higher (waived for 2014 when we deferred our RSU awards from 2014 to 2015), and if any bonus was awarded for 2011, we were required to ensure that she was treated no less favorably than her peers for the period October to December 2011;

•	A $20,000 signing bonus (paid in 2011); and

•	Four weeks of vacation and group insurance.

Equity Award Terms Under Plans Upon Termination and/or Change in Control.

Under the Omnibus Plan, the Company’s Compensation Committee has the discretion to accelerate, vest or cause restrictions to lapse under awards or cancel awards for a cash payment equal to their fair value (regardless of whether they were vested at the time), if no adequate alternative awards continue after the change in control. Vesting of performance-based restricted stock units granted to officers under the Omnibus Plan may be accelerated upon a specified change in control of the Company where no alternative award is issued to the participant pursuant to the plan, and to the extent the participant was employed at least 30 days before the change in control, as if the performance period had ended at the change in control and the target performance goal had been met. In connection with a change in control, the Compensation Committee may purchase Ms. Stipp’s phantom shares for the price she would receive upon their exercise or vesting.

Vesting of restricted stock units granted to outside directors also accelerate upon a specified change in control of the Company, to the extent permitted by the Omnibus Plan, or, in the Compensation Committee’s discretion, a prorated amount may vest upon the director’s termination of service. In the past, directors received deferred stock units under the Director Plan. Deferred stock units are paid out in cash within 30 days after the earlier of a specified change in control or the date he or she ceases to be a non-employee director for any reason.

The Compensation Committee has exercised its rights as the committee and administrator under the various plans to cancel the outstanding Equity Awards upon consummation of the Merger and to cause to be paid to the participants the amounts described under the caption “Effect of the Merger on Company Shares and Equity Awards—Effect of Merger on Equity Awards”, all consistent with the Change in Control Compensation Agreements and the Merger Agreement.

In the event a change in control occurs that meets the conditions under the Change of Control Compensation Agreements (which are described under “Change in Control Compensation Agreements” below), the treatment of each executive officer’s Equity Awards and performance unit awards under his or her Change of Control Compensation Agreement will control.

Compensation Arrangements Entered Into in Connection with the Merger

Change in Control Compensation Agreements.

In August 2015, the Company entered into Change in Control Compensation Agreements with all of the Company’s current executive officers, Harold M. Karp, Jerry Mosingo, Igor Popov, and Janice E. Stipp.

Pursuant to these agreements, if a Change in Control (as defined in the agreement and which would occur if the transactions described in the Merger Agreement are consummated as a result of the actions taken pursuant to the Merger Agreement) occurs on or before December 31, 2015, the participants would be entitled various severance payments, which are “double-trigger” payments, if their employment terminates, and payments under their Equity Awards and annual cash incentive awards, which are “single-trigger” payments.

Severance. If a Change in Control occurs and the participant is terminated without Cause (as defined in the Change in Control Compensation Agreement), other than because of death or Disability (as defined in the agreement), or the participant terminates his or her employment for Good Reason (as defined in the agreement) during the 24 months following the Change in Control, the participant would receive severance benefits equal to such participant’s annual compensation (base salary plus target bonus), both as of August 6, 2015, multiplied by two (for Mr. Karp) or one and one-half (for Mr. Popov, Mr. Mosingo and Ms. Stipp. No severance is payable if such termination is for Cause, without Good Reason or due to the participant’s death or disability. Mr. Karp’s severance amount is reduced by the non-competition compensation, which is $350,000, in exchange for his agreement not to compete with the Company for one year after his termination. If Mr. Karp breaches the non-competition covenant, he will be required to repay the Company the full amount of the non-competition compensation.

The following table sets forth, as of August 20, 2015, the cash consideration that each of the Company’s executive officers would receive as severance if the conditions described above were met:

Name	Lump Sum Payment
Harold Karp*	$1,800,000
Jerry Mosingo	$928,125
Igor Popov	$1,020,000
Janice Stipp	$940,500

2015 Bonus. In the event of a Change in Control, all performance units awarded under the Omnibus Plan with respect to annual cash incentives for the year ending December 31, 2015, whether vested or unvested, will be cancelled at the Effective Time and the Company may, in its discretion, pay to such participant an amount in cash equal to the amount determined by the Compensation Committee between August 6, 2015 and the date of the Change in Control based on its review of such officer’s individual performance and the Company’s performance compared to the goals established pursuant to such performance unit awards, provided that in no event will such amount exceed the lesser of (i) the amount accrued through the date of the Change in Control (or the Closing Date as defined in the Merger Agreement, if the Effective Time actually occurs and occurs later), determined using the monthly accrual rate for such bonus applied during the period from January 1, 2015 through June 30, 3015 and (ii) the prorated amount of the target bonus for 2015 based on the number of days during 2015 prior to the date of the Change in Control (or the Closing Date, as defined in the Merger Agreement, if the Effective Time actually occurs and occurs later).

The following table sets forth, as of August 20, 2015, the maximum cash consideration that each of the Company’s executive officers may receive pursuant to their 2015 performance unit awards. Such amounts are based on the accrued amounts as of August 20, 2015, which are less than the prorated target amounts as of August 20, 2015 (the prorated target amounts as of August 20, 2015 are as follows: Harold Karp—$254,000, Jerry Mosingo—$154,781, Igor Popov—$177,800 and Janice Stipp—$156,845).

Name	Lump Sum Payment (1)
Harold Karp	$228,600
Jerry Mosingo	$139,303
Igor Popov	$160,020
Janice Stipp	$141,161

(1)	This table assumes the amount to be paid will be the accrued amount of the target bonus for 2015 as of August 20, 2015. The actual amount to be paid may be higher or lower as it will be based on the actual number of days during 2015 through the Closing Date (which will be after August 20, 2015, if it occurs), or the amount accrued through the Closing Date (which will be after August 20, 2015, if it occurs), if lower, and the amount will also be the least of the prorated amount through the Closing Date, the accrued amount through the Closing Date or the amount determined by the Compensation Committee.

Equity Awards. If a Change in Control occurs, with respect to all Equity Awards, each such Equity Award that remains outstanding immediately before the Change in Control, whether vested or unvested, shall be cancelled and terminated as of the date of the Change in Control (or the Effective Time if it actually occurs and occurs later), and in exchange shall be paid (subject to any applicable withholding) an amount in cash equal to the product obtained (calculated separately for each Equity Award and then cumulated for all Equity Awards) by multiplying (i) the aggregate number of the Company’s common shares that were nominally subject to such Equity Award (at the target level of performance for any performance-based Equity Award, with such performance condition waived and deemed met) immediately prior to such Change in Control, whether vested or unvested, by (ii) the Offer Price, less, in the case of Equity Awards with an exercise price or base price, such as Options and SARs, the per share exercise or base price; provided that if the per share exercise or base price is higher than the Offer Price, such Equity Award will be cancelled without any payment. The amounts payable to the Company’s executive officers under such Equity Awards is described under the caption “Effect of the Merger on Company Shares and Equity Awards – Effect of Merger on Equity Awards”.

Golden Parachute Limit., The total amount of payments of cash or property in the nature of compensation in connection with a change in the ownership or effective control of the Company, including the benefits under the Agreement, may not exceed the maximum amount that may be paid to a participant and not be deemed a “parachute payment” resulting in an excise tax to participant and a loss of compensation deduction to the Company within the meaning of Section 280G of the Internal Revenue Code of 1986. The actual total payments to be made to an executive officer will be calculated as of the Closing Date or the date of termination, as applicable (which will be after August 20, 2015, if it occurs). As a result, if the amounts payable to the executive officers under their Change in Control Compensation Agreements were otherwise payable as of September 30, 2015 (which we assume for this purpose is the Closing Date and date of termination), the Company estimates that Mr. Popov’s payments would be reduced by $189,578 pursuant to the provisions in his Change in Control Compensation Agreement.

Supersedes Other Agreements. If any payment is made to a participant under one of these agreements, the agreement supersedes all prior agreements and understandings, both oral and written, between the Company or any of its subsidiaries and the participant with respect to the subject matter of the agreement, including, without limitation, the terms of any awards, any Other Agreement or any Benefit Arrangements (both as defined in the Omnibus Plan), and any employment, consulting, independent contractor, change in control, severance or other service or compensation agreement, arrangement or offer letter with the Company or any of its subsidiaries, but not including any Company plans subject to the Employee Retirement Income Security Act, as amended.

Termination Payments Upon Death or Disability.

The following table sets forth, as of August 20, 2015, the estimated life insurance and disability payments and benefits that would be provided to our executive officers upon termination as a result of death or disability:

Name	Death (1)	Disability (2)
Harold Karp*	$500,000	$1,013,765
Jerry Mosingo	$375,000	$150,288
Igor Popov	$400,000	$1,834,308
Janice Stipp	$380,000	$1,480,342

(1)	The life insurance proceeds represent the aggregate face value of life insurance policies for which the Company pays the premiums and the executive officer designates the beneficiary. The payments are actually paid by the life insurance company in a lump sum. The policy pays twice as much as shown in the table if the executive officer dies in an accident. The executive officers are currently covered under our group life/AD&D insurance. As a salaried employee, the Company provides a base benefit of one times annual salary at no cost to the employee. Employees can purchase additional coverage, which Igor Popov and Janice Stipp have done. Terminated employees cannot be covered under our group life/AD&D with Cigna, therefore, an individual policy would need to be purchased as a result of a termination of employment.
(2)

The disability insurance proceeds represent the sum of the disability benefits payable to the listed executive officer until he or she reaches age 65 assuming he or she became totally and permanently disabled on August 20, 2015. The payments are actually paid by our disability insurers in monthly installments. The short-term disability insurance payments are made for up to 13 weeks, at which time long-term disability insurance payments commence. The long-term disability insurance payments provide for a three percent cost of living increase each year but the named executives are at the maximum amount of $10,000 per month so no cost of living would apply. The numbers in the table are not discounted to present value. The executive officers are currently covered under our group disability insurance. Salaried employees receive 100% or 60% of salary as short-term disability benefits at no cost. Salaried employees receive 50% of salary as long-term disability benefits at no cost (they are able to buy an additional 16.67% which Harold Karp and Janice Stipp have done). Terminated employees cannot be covered under our group disability policy with Cigna; therefore, an individual policy would need to be purchased in the case of a termination of employment.

Information Regarding Golden Parachute Compensation

The information set forth below is intended to comply with Item 402(t) of Regulation S-K regarding the compensation for each of the Company’s executive officers who were named executive officers in the Company’s most recent filing with the SEC under the Securities Act or Exchange Act that required disclosure pursuant to Item 402(c) of Regulation S-K (the “named executive officers”), that is based on or otherwise relates to the Offer and/or the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The table below assumes that the Acceptance Date and the Closing Date of the Merger, and thus the date of the “change in control” as used below, occurred on August 20, 2015, that the employment of the named executive officer was terminated by the Company without cause or by the named executive officer for good reason on such date (otherwise the severance payments under the Change in Control Compensation Agreements would not be payable), that no amount of withholding taxes are applicable to any payments set forth in the table, that no payments are delayed for six months to the extent required under Code Section 409A and that no payments are subject to reduction to the extent required by the terms of any applicable agreement to account for the application of Code Section 280G to such payments. The amounts set forth in the table are estimates based on the $5.00 per Share cash consideration payable under the Merger Agreement. As a result of these assumptions and estimates, and the additional assumptions and estimates described in the footnotes accompanying this table, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the below table.

Name	Cash (1) ($)	Equity (2) ($)	Perquisites/ Benefits (3) ($)	Total ($)
Harold Karp	$1,800,000	$660,812	$239,003	$2,699,815
Jerry Mosingo	$928,125	$214,371	$139,303	$1,281,799
Igor Popov	$1,020,000	$531,075	$303,244	$1,854,319
Janice E. Stipp	$940,500	$494,916	$141,161	$1,576,577

(1)	This amount represents the “double-trigger” cash severance payments payable to each of the named executive officers upon a qualifying termination of employment, which consists of a lump sum cash payment equal to the executive’s base salary plus his or her target annual cash bonus for 2015, both multiplied by either a factor of one and one-half for Messrs. Mosingo, Popov and Ms. Stipp or two for Mr. Karp. For purposes of this table, we have assumed that the Acceptance Date and the Closing Date of the Merger, and the named executive officer’s qualifying termination, occur on August 20, 2015. The Company’s obligation to pay a portion of the cash severance payment owing to Mr. Karp is reduced by the $350,000 payable to Mr. Karp for his agreement not to compete against the Company for one year after his termination, and he must return that portion of the payment if he breaches the non-compete covenant. The table includes this non-compete payment in the severance payment and assumes that Mr. Karp is not required to return that portion of the payment.

The following table lists the respective portions of the amount set forth in this column that are attributable to the cash severance and the portion of the amount set forth in this column that is attributable to the target bonus described in the preceding paragraph.

Name	Cash Severance Paid Related to Base Salary ($)	Cash Severance Paid Related to Target Annual Bonus ($)	Total ($)
Harold Karp	$1,000,000	$800,000	$1,800,000	*
Jerry Mosingo	$562,500	$365,625	$928,125
Igor Popov	$600,000	$420,000	$1,020,000
Janice E. Stipp	$570,000	$370,500	$940,500

*	$350,000 of the payment is for Mr. Karp’s non-compete agreement.

(2)	Each Equity Award held by a named executive officer that remains outstanding immediately before the Change in Control or the Effective Time, whether vested or unvested, will be cancelled and terminated as of the date of the Change in Control (or the Effective Time if it actually occurs and occurs later), and in exchange, such executive officer shall be paid (subject to any applicable withholding) an amount in cash equal to the product obtained by multiplying (i) the aggregate number of the Company’s common shares that were nominally subject to such Equity Award (at the target level of performance for any performance-based Equity Award, with such performance condition waived and deemed met) immediately prior to such Change in Control, whether vested or unvested, by (ii) the Offer Price, less, in the case of Equity Awards with an exercise price or base price, such as stock options, the per share exercise or base price. The cash amounts to be paid to named executive officers in respect of their Company equity-based incentive awards that are fully vested (only Mr. Karp’s deferred stock units) as of August 20, 2015 are not required to be included in the above table, but are included.

The following table sets forth the values of each type of equity-based incentive award that would vest or otherwise be converted into the right to receive a cash payment in connection with the Merger. All such amounts are attributable to “single-trigger” arrangements, payable upon a change in control.

Name	Value of Company Stock Options ($)	Value of Company Restricted Stock Units ($)	Value of Company Phantom Shares and DSUs ($)	Total ($)
Harold Karp	$384,777	$267,325	$8,710	$660,812
Jerry Mosingo	$73,051	$141,320	$0	$214,371
Igor Popov	$279,840	$251,235	$0	$531,075
Janice E. Stipp	$217,871	$267,165	$7,880	$492,916

(3)	This amount includes for Mr. Karp, the $10,403 estimated value of the Company-paid medical coverage under COBRA for 12 months, as provided under the terms of Mr. Karp’s employment agreement. This amount is based on Mr. Karp’s elected level of coverage for plan year 2015 and the rate applicable to such coverage effective as of January 1, 2015. This amount includes for Mr. Popov, the $110,624 estimated value (plus $32,600 for a gross up for taxes) of his relocation to the northeastern United States in accordance with the Company’s Domestic Relocation Policy in the event of the termination of his employment on or before February 28, 2017, other than because of death, disability, termination by the Company for cause or termination by Mr. Popov without the Company’s consent.

Each performance unit awarded to a named executive officer under the Omnibus Plan with respect to the year ending December 31, 2015, whether vested or unvested, will be cancelled at the Effective Time and the Company may, in its discretion, pay to such officer an amount in cash equal to the amount determined by the Compensation Committee between August 5, 2015 and the date of the change in control based on its review of such officer’s individual performance and the Company’s performance compared to the goals established pursuant to such performance unit awards, subject to certain limitations described below. For purposes of this table, with respect to Company performance unit awards subject to performance metrics, performance has been determined based on the maximum amount permitted under the Change in Control Compensation Agreements and the Merger Agreement (based on the lesser of the amount accrued through the assumed Effective Date or a prorated “target” amount based on the portion of the year that has elapsed through the assumed Effective Date). The following table sets forth, as of August 20, 2015, the maximum cash consideration that each of the Company’s executive officers would receive pursuant to their 2015 performance unit awards. Such amounts are based on the accrued amounts as of August 20, 2015, which are less than the prorated amounts as of August 20, 2015 (the prorated amounts as of August 20, 2015 are as follows: Harold Karp—$254,000, Jerry Mosingo—$154,781, Igor Popov—$177,800 and Janice Stipp—$156,845).

Name	Lump Sum Payment
Harold Karp*	$228,600
Jerry Mosingo	$139,303
Igor Popov	$160,020
Janice Stipp	$141,161

Except for the payments and benefits described in this footnote 3, as of the date of this Schedule 14D-9, the named executive officers are not expected to receive any perquisites or personal benefits that are based on or otherwise relate to the Offer and/or the Merger.

Arrangements with Sub and Parent.

Merger Agreement.

The summary of the Merger Agreement contained in Section 12 “The Merger Agreement; Other Agreements” of the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO and the description of the conditions of the Offer contained in Section 15 “Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference to provide information regarding its terms.

The Merger Agreement contains representations and warranties that the Company, Parent and Sub have made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties. Moreover, some of those representations and warranties may not be accurate or complete as of any specific date, may be subject to a standard of materiality provided for in the Merger Agreement or may have been used for the purpose of allocating risk among the parties rather than establishing matters as facts.

In connection with the entry into the Merger Agreement by the parties thereto, Atlas Capital Resources II LP and Atlas Capital Resources (P) II LP and Mueller Industries, Inc. (the “Guarantors”) executed a Guarantee (the “Guarantee”). Pursuant to the Guarantee, the Guarantors have agreed to guarantee the payment of monies resulting from the failure of payment and performance of Parent’s or Sub’s covenants, obligations, agreements and liabilities arising from the Merger Agreement. This summary of the Guarantee does not purport to be complete and is qualified in its entirety by reference to the Guarantee which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

An entity owned by Atlas and Mueller Industries, Inc. entered into a confidentiality agreement with the Company on March 6, 2015 pursuant to which it agreed to, among other things, keep confidential certain non-public material provided by the Company.

Employment Agreements Following the Merger.

As of the date of this Schedule 14D-9, Parent and Sub have informed the Company that no members of the Company’s current management have entered into any agreement, arrangement or understanding with Parent, Sub or their affiliates regarding employment with the Surviving Corporation. As of the date of this Schedule 14D-9, Parent and Sub have also informed the Company that Parent may retain certain members of the Company’s management team following the Effective Time. As part of these retention efforts, Parent may enter into employment or consultancy, compensation, retention, severance or other employee or consultant benefit arrangements with the Company’s executive officers and other key Company employees; however, there can be no assurance that any parties will reach an agreement. Any such arrangements would be subject to negotiation and discussion, and no terms or conditions have been agreed upon or finalized. Any such new arrangements would not become effective until the Effective Time.

Representation on the Company Board.

The Merger Agreement provides that, promptly upon the payment by Sub for any Shares accepted by Sub for payment pursuant to the Offer at the Acceptance Time, which Shares represent at least a majority of the issued and outstanding Shares pursuant to the Offer, Parent will be entitled to designate such number of directors on the Company Board as will give Parent, subject to compliance with Section 14(f) of the Exchange Act, representation on the Company Board equal to at least that number of directors, rounded up to the next whole number, which is the product of (i) the total number of directors on the Company Board (giving effect to any additional directors elected pursuant to such provision in the Merger Agreement) multiplied by (ii) the percentage that the number of Shares then beneficially owned by Parent and its Affiliates (including such Shares accepted for payment) bears to the total number of Shares outstanding. If Parent requests, the Company will also cause persons elected or designated by Parent to constitute the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board, (ii) each board of directors (or similar body) of each of the Company’s subsidiaries, and (iii) each committee thereof, in each case only to the extent permitted by applicable law or Nasdaq Global Market rules. The Company has agreed, subject to applicable law, to take all action requested by Parent necessary to effect any such election or appointment, including either increasing the size of the Company Board or obtaining the resignations of incumbent directors, or both.

The Merger Agreement further provides that the Company Board of Directors shall at all times until the Effective Time include at least three (3) Continuing Directors and each committee of the Company Board of Directors and the board of directors of each Subsidiary of the Company shall at all times include at least two (2) Continuing Directors. Following the election or appointment of Parent’s designees and until the Effective Time, the approval of a majority of the Continuing Directors (or by the sole Continuing Director, if there be only one) shall be required, and no further action of the Company Board of Directors shall be required, to authorize (i) any amendment or termination of the Merger Agreement by the Company, (ii) any agreement between the Company and any of its Subsidiaries, on the one hand, and Parent, Sub or any of their respective Affiliates (other than the Company and its Subsidiaries), on the other hand, (iii) the taking of any action by the Company or any of its Subsidiaries that would prevent or would materially delay the consummation of the Merger, (iv) any extension of time for performance of any obligation or action under the Merger Agreement by Parent or Sub, (v) any exercise or waiver of any of the Company’s rights or remedies under the Merger Agreement, (vi) any amendment to the articles of incorporation or bylaws of the Company, (vii) take any action adversely affecting the rights of the Company’s shareholders or (viii) take any other action of the Company Board of Directors under or in connection with the Merger Agreement or the transactions contemplated thereby or that would interfere with, hinder or delay the transactions contemplated thereby.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Company Board.

At a meeting of the Company Board held on August 4, 2015, the Company Board unanimously: (i) determined that the Offer and the Merger are in the best interests of the Company and its shareholders and declared the Merger Agreement advisable; (ii) approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; and (iii) recommended that the shareholders of the Company accept the Offer and tender their Shares in the Offer and, if required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement.

Based on the foregoing, the Company Board hereby recommends that the Company’s shareholders accept the Offer, tender their Shares in the Offer and, if required by applicable law, adopt the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement.

A copy of the letter to the Company’s shareholders, dated August 24, 2015, communicating the Company Board’s recommendation and a press release, dated August 5, 2015, issued by the Company, announcing the Offer and Merger, are included as Annex II and Exhibit (a)(4) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Background and Reasons for the Company Board’s Recommendation.

Background of the Offer.

The Company Board and management team regularly review and assess the Company’s business strategies and objectives, and the Company Board regularly reviews and discusses the Company’s performance, risks and opportunities, all with the goal of delivering long-term value to its shareholders. The Company Board and management team regularly review and evaluate pursuing various strategic alternatives as part of these ongoing efforts, taking into account expected economic, competitive and other market conditions. These strategic alternatives include the continued operation of the Company as an independent, standalone company, restructuring the Company’s existing businesses and entering strategic partnerships or other investments with respect to one or more of the Company’s businesses. In addition, the Company and its representatives are routinely approached by other companies and their representatives regarding possible transactions. The Company Board and management team utilize both internal resources and external advisors, including Citigroup Global Markets Inc. (“Citi”) as the Company’s current financial advisor and Honigman Miller Schwartz and Cohn LLP (“Honigman”) as the Company’s general legal advisor, in connection with these reviews and evaluations and other matters.

2012 Background

In early 2012, the Company retained a financial advisor in connection with the consideration of strategic alternatives. In March 2012, after numerous Company Board meetings and discussions with its financial advisor, the Company Board decided to pursue a sale of the Company and to engage in a sale auction process. In early March 2012, the Company initiated a sale auction process with potential bidders. After several months of due diligence by potential bidders and the Company Board’s consideration of bids submitted by various bidders, in November 2012, the Company Board determined to pursue negotiations for the sale of the Company with a third party (referred to herein as Bidder A) on an exclusive basis for various reasons, including Bidder A’s proposed purchase price and committed financing. After completing further due diligence, Bidder A reduced its purchase price and subjected its payment to the satisfaction of several post-closing conditions. The parties continued to negotiate, but in 2013 Bidder A informed the Company that it did not intend to proceed with further discussions regarding a potential transaction.

2014-2015 Background

During the period between August 2014 and August 2015, the Company Board and management continued to review and evaluate various strategic alternatives for the Company, focusing primarily on a restructuring plan and related potential financing or a sale transaction, as further described below, ultimately resulting in the execution of the Merger Agreement with Mueller Atlas.

On August 11, 2014, a representative of Mueller contacted the Company and met with the Company’s Chief Executive Officer, Harold Karp, to indicate Mueller had an interest in acquiring the Company.

On August 20, 2014, certain representatives of Atlas had an introductory meeting with certain members of the Company Board, during which Atlas provided the Company Board with background information on Atlas’s investment track record and operating philosophy and expressed an interest in acquiring the Company.

In September 2014, Mueller reached out to the Company’s Chief Executive Officer to reiterate its interest in acquiring the Company and requested access to minimal non-public due diligence information. Soon thereafter a representative of Mueller spoke with the Chairman of the Company Board, at which time the Chairman indicated that the Company was not interested in an acquisition. Mueller reached out to Mr. Karp to confirm and reiterate its interest in an acquisition.

In November 2014, Bidder A from the 2012 process described above sent an unsolicited indication of interest to purchase the Company for $5.10 per share, subject to due diligence and exclusivity. The Board conducted a special meeting to determine its response to the communication. The Company Board compared the terms of the indication of interest to the benefits and risks of implementing strategic alternatives, including a possible restructuring plan. The Company Board also considered the history of its dealings with Bidder A, which, as described above, included a due diligence investigation and negotiation with Bidder A on an exclusive basis in late 2012 for the sale of the Company. The Company Board focused on the significant expenditure of time, money and additional resources in pursuing the transaction with Bidder A. The Company Board recalled that the transaction with Bidder A failed to go forward because very late in the process Bidder A reduced its purchase price and subjected its payment to several post-closing conditions due to various legal and contingent liability issues. The Company Board noted that that many of the same legal and contingent liability issues that caused Bidder A to reduce its price in the 2012 transaction and ultimately abandon the transaction still existed. After discussing these factors, the Company Board determined it was not in the best interest of the Company shareholders to pursue a transaction with Bidder A. Mr. Karp advised Bidder A of the same.

On December 4, 2014, the Company’s management team presented to the Company Board its proposed restructuring plan that would involve refocusing product offering, moving and consolidating operations, and reorganizing its global teams and pursuing a sale of its Brazil operations (the “Restructuring Plan”). The Company Board approved the Restructuring Plan and authorized management to engage financial advisors to assist the Company in obtaining debt financing for the Restructuring Plan (the “Restructuring Debt Financing”) and/or to pursue a sale of its Brazilian operations.

In December, 2014, the Company obtained an engagement letter proposal from Jefferies LLC (“Jefferies”) for advisory services in connection with the Restructuring Debt Financing and an engagement letter proposal from Citi for financial advisory services in connection with a potential sale of its Brazilian operations.

On December 11, 2014, Bidder A sent an unsolicited communication to the Company to further elaborate on the reasons underlying its contention that the Company Board should engage in a transaction with Bidder A. On December 15, 2014, the Company Board called a special meeting and reviewed the facts and its analysis at the November meeting regarding the Bidder A proposal and concluded that its decision remained appropriate. Mr. Karp informed Bidder A that the Company Board’s determination had not changed. On December, 24, 2014, Bidder A sent a communication to the Company withdrawing its proposal, but requested a meeting with the Company Board. On December 29, 2014, the Company Board called a special meeting, at which the Company

Board reviewed its communications with Bidder A and its discussions regarding Bidder A from the November and December board meetings. The Company Board unanimously concluded that their analysis and decision from the November and December board meetings had not changed and that pursuing a transaction with Bidder A was not in the best interest of the Company shareholders. The Company Board concluded, however, that certain members of the Company Board would offer to attend a meeting with Bidder A and Mr. Karp thereafter informed Bidder A of such opportunity.

In January 2015, the Company executed an engagement letter with Jefferies to act as its advisor for the Restructuring Debt Financing and executed an engagement letter with Citi to act as its advisor in connection with a potential sale of its Brazilian operations.

In January 2015, Jefferies established a data room for the Restructuring Debt Financing and marketing materials were prepared. As part of the marketing process, Jefferies contacted over 98 potential financing sources including hedge funds and private equity firms. Forty interested parties signed non-disclosure agreements and were granted access to the data room and performed due diligence as part of a first round process for the Restructuring Debt Financing.

On January 29, 2015, Mueller Atlas sent to the Company Board (c/o Mr. Cowger) an indication of interest dated January 28, 2015 to acquire the Company at $5.30 per share subject to due diligence, but not subject to any financing contingency.

During the period between February 2, 2015 and February 5, 2015, representatives of Mueller Atlas had discussions with the Company with respect to the timing of receipt of the Company’s formal response to their January 28th proposal.

On February 5, 2015, the Company received a letter from Mueller Atlas further expressing their interest in a potential acquisition of the Company and reiterating their request to begin confirmatory due diligence. The February 5th letter also enclosed a non-disclosure agreement executed by Mueller Atlas.

On February 9, 2015, Mr. Karp sent a letter to Mueller Atlas thanking Mueller Atlas for their continued interest in the Company and indicating that the Company Board was taking the acquisition proposal seriously but would not be able to formally respond until the end of February. The letter further indicated that the Company had engaged an outside financial advisor and consulted with its outside legal counsel and that the Company Board concluded it needed to carefully consider and analyze the acquisition proposal and other potential alternatives available to the Company.

On February 13, 2015, the Company received six non-binding proposals from six independent investment firms to provide subordinated secured debt financing to the Company in connection with the Restructuring Plan, in principal amounts ranging as high as $70 million.

On February 27, 2015, the Company Board held a meeting. After several requests by Bidder A and as an accommodation to Bidder A, which was a significant shareholder of the Company, certain representatives from Bidder A joined the Company Board meeting and made a presentation to the Company Board on its offer. The Company Board indicated that it would review the proposal and would provide a response and Bidder A left the meeting. The Company Board discussed the terms of Bidder A’s proposal which conditioned its $5.10 per share offer on receiving exclusivity and conducting due diligence. The Company Board remained concerned with Bidder A’s history of, among other things, obtaining exclusivity and reducing its offer price based on its due diligence investigation. The Company Board reaffirmed its prior conclusion that it was not in the best interest of the Company Shareholders to pursue a transaction with Bidder A on an exclusive basis. The Company Board also reviewed and discussed the proposal from Mueller Atlas with Citi. Jefferies made a presentation on the Restructuring Debt Financing process, and the Company Board discussed with Jefferies the proposals that had been received. The Company discussed with Citi the details of each proposal and the Restructuring Debt

Financing. The Company Board determined to proceed with a second round process for the Restructuring Debt Financing that included further due diligence, management presentations at the Company’s headquarters and facility visits. The Company Board requested Citi to respond to Bidder A and Mueller Atlas with further guidance on price and exclusivity.

On February 27, 2015, the Company Board invited Mueller Atlas and Bidder A to participate in non-exclusive due diligence of the Company on the assumption that a due diligence investigation might enable Bidder A and/or Mueller Atlas to materially improve the value of its offer.

From March 1 through 5, 2015, the Company negotiated a Confidentiality Agreement with standstill provisions with Mueller Atlas.

On March 3, 2015, Bidder A declined the invitation and communicated interest in conducting due diligence only if the Company offered exclusivity to Bidder A and Bidder A also reaffirmed its interest at $5.10 per share, subject to due diligence and exclusivity.

On March 4, 2015, the Company Board instructed Citi to advise Bidder A that based upon the terms of its proposed transaction and the history of its dealings with Bidder A, the Company Board determined that it was not in the best interest of the Company shareholders to pursue a transaction with Bidder A on an exclusive basis. Citi advised Bidder A that the Company would not pursue a transaction with Bidder A on an exclusive basis, but invited Bidder A to participate in discussions, obtain access to the data room and attend a management presentation after execution of a confidentiality agreement. Bidder A declined the invitation.

On March 6, 2015, the Company entered into a Confidentiality Agreement with standstill provisions with an affiliate of Mueller Atlas.

On March 6, 2015, Bidder A contacted Citi to reaffirm its proposal to move forward on an exclusive basis. Citi informed Bidder A that the Company would not offer exclusivity to Bidder A and reiterated the March 4 invitation to participate in discussions and due diligence after execution of a confidentiality agreement. Bidder A again declined the invitation.

On March 6, 2015, the Company conducted a management presentation for Mueller Atlas at its headquarters in Ann Arbor and thereafter the Company gave Mueller Atlas access to its data room.

On March 12, 2015, the Company Board held a meeting, at which the Company Board discussed the status of the Restructuring Debt Financing and the process being conducted.

On March 19, 2015, the Company received two second round proposals from two independent investment firms to provide subordinated secured debt financing in connection with the Restructuring Plan, in principal amounts ranging as high as $70 million.

On March 20, 2015, Citi sent a bid procedures instruction letter to Mueller Atlas requesting its final offer.

On March 24, 2015, Citi sent a draft of the merger agreement to Mueller Atlas.

On March 25, 2015, the Company Board held a meeting, at which the Company Board discussed the status of the offer from Mueller Atlas and the management presentation made to Mueller Atlas on March 6, 2015. The Company Board instructed management to continue to work with Mueller Atlas to determine whether a transaction which would be in the best interest of the shareholders could be achieved with Mueller Atlas. The Company Board also discussed the status of the Restructuring Debt Financing process and the proposals that had been presented.

On March 31, 2015, Bidder A sent an indication of interest to acquire the Company at $5.10 per share, subject to due diligence and a requirement for exclusivity.

On April 2, 2015, Mueller Atlas sent an updated indication of interest to acquire the Company at $5.75 per share, subject to various assumptions and additional due diligence of the Company. The Company amended its engagement letter with Citi to reflect Citi’s role as its financial advisor for, among other things, the potential sale of the Company to Mueller Atlas.

On April 3, 2015, the Company Board called a special meeting to discuss the details of the indication of interest received from Mueller Atlas. Citi participated in the meeting and reviewed its financial analysis of the Company, comparing various iterations of the Company’s Restructuring Plan with the proposed offer from Mueller Atlas. After consultation with Citi, the Company Board requested that Citi advise Mueller Atlas that the Company would permit due diligence but would expect a higher revised price in Mueller Atlas’ next proposal. The Company Board also discussed the final proposals received for the Restructuring Debt Financing. After analyzing and reviewing the final proposals for the Restructuring Debt Financing with the assistance of Jefferies, the Company Board determined that one proposal provided the best terms and structure. The Company Board also discussed the risks and benefits of pursuing a dual path which would concurrently pursue closing on the Restructuring Debt Financing or closing on a sale of the Company. The Company Board also discussed and considered the status of the proposal from Bidder A, including the history of prior dealings with Bidder A. The Company Board requested that Mr. Karp send a communication to Bidder A indicating that the Company would not pursue a transaction with Bidder A at their offered price on an exclusive basis.

On April 6, 2015, Citi contacted Mueller Atlas advising them that the Company would permit due diligence but expected such process to result in an increased offer price from Mueller Atlas. Citi also requested that Mueller Atlas provide comments on the draft merger agreement.

On April 6, 2015, the Company entered a two week exclusivity agreement with the selected financing bidder. During the exclusive period, the bidder conducted extensive business and financial due diligence including additional management presentations and multiple facility visits.

On April 15, 2015, the Company received a letter from Mueller Atlas regarding the due diligence process.

On April 16, 2015, the Company Board called a special meeting to further discuss the status of the Restructuring Debt Financing and the potential transaction with Mueller Atlas and determined that further analysis was necessary regarding pursuing the Restructuring Debt Financing or a potential transaction with Mueller Atlas. The Company Board reviewed the status of the selected financing bidder’s final proposal, including the likelihood of completing a transaction with the bidder. Citi made a presentation at the meeting regarding the most recent communications with Mueller Atlas including its April 2, 2015 offer. Citi indicated there would be a due diligence call with Mueller Atlas and a request made that Mueller Atlas submit a revised bid by April 28, 2015.

On April 16, 2015, the Company and Mueller Atlas conducted a due diligence process call, and the Company requested that Mueller Atlas submit a revised bid by April 28, 2015. Mueller Atlas also sent a revised draft of the merger agreement to the Company.

On April 17, 2015, Mr. Karp sent a communication to Bidder A indicating that the Company would not a pursue a transaction with Bidder A at the offered price on an exclusive basis.

Shortly after receiving the April 17, 2015 communication from Mr. Karp, Bidder A contacted Citi to inquire whether the Company Board had changed its determination. Citi informed Bidder A that there had been no change.

From April 21 through April 22, 2015, Mueller Atlas conducted facility site visits at the Company’s Tupelo, MS and Paris, TN locations.

On April 22, 2015, the selected bidder pursuing the Restructuring Debt Financing determined that it could not close the transaction under its original proposed terms. As a result, the Company Board instructed that the process for the Restructuring Debt Financing be put on hold and that the Company focus its efforts on a sale of the Company.

On April 27, 2015, the Company received a letter from Mueller Atlas stating that they would send a revised proposal by May 1, 2015.

On May 1, 2015, the Company received a revised indication of interest from Mueller Atlas offering to acquire the stock of the Company for $4.60 per share, which was reduced from their prior offer price based upon Mueller Atlas’ review and analysis of certain contingent claims and environmental matters identified in their due diligence investigation of the Company over the prior month.

On May 3, 2015, the Company Board called a special meeting to review the revised Mueller Atlas offer. Citi participated in the meeting and reviewed the revised offer and presented various alternatives to the Company Board. The Company Board requested that Citi advise Mueller Atlas to submit a revised full price bid or further discussions would be terminated.

On May 5, 2015, Citi advised Mueller Atlas to submit a revised bid or discussions would be terminated.

On May 5, 2015, the Company Board called a special meeting, at which Citi reviewed its call with Mueller Atlas. Citi advised the Company Board that Mueller Atlas requested to conduct further due diligence in order to potentially raise their offer price, including visits to the Company’s locations in France and Brazil. After full discussion and consultation with Citi, the Company Board requested that Citi respond to Mueller Atlas by advising them that the May 1, 2015 offer was inadequate, but they would allow Mueller Atlas to continue due diligence in an effort to increase the offer.

On May 19, 2015, Mueller Atlas submitted an updated due diligence plan.

During May and June, 2015, Mueller Atlas continued to conduct due diligence of the Company and submitted additional due diligence requests.

From late June 2015 through July 31, 2015, Mueller Atlas continued to complete their due diligence review of the Company. During this time, representatives of Mueller Atlas, on the one hand, and representatives of the Company, on the other hand, discussed updated proposals that included prices per share ranging from $4.77 to $5.10 (after taking into account certain deductions and subject to certain assumptions). Counsel to Mueller Atlas and the Company, respectively, continued to discuss and exchange revised drafts of the merger agreement that addressed certain key issues on the contract terms, in particular those dealing with closing certainty, the amount of the termination fees and the terms of a guarantee from Mueller and Atlas. Additionally, counsel exchanged drafts of the related confidential disclosure schedules and discussed certain items contained therein via teleconference. During this time, the Company Board held meetings on June 25, July 9, July 10, July 23 and July 27, 2015 to discuss and consider the ongoing negotiations with Mueller Atlas and to provide direction to the Company’s management and advisors in connection therewith.

Between July 31, 2015 and August 4, 2015, representatives of Mueller Atlas discussed the remaining outstanding terms for the potential transaction, including the price per share, with the Company and Citi. During this time period, counsel to Mueller Atlas and the Company, respectively, exchanged revised drafts of the merger agreement and the related confidential disclosure schedules thereto, and continued to negotiate the final terms of the merger agreement, related confidential disclosure schedules and the ancillary agreements. On August 2, 2015, following a meeting to review and discuss the last offer from Mueller Atlas, the Company Board requested that Mueller Atlas increase its last outstanding offer price of $4.90. The following day, Mueller Atlas indicated to Citi it would raise its offer price to $5.00 per share.

On August 3, 2015, the Company Board held a meeting, at which Citi reviewed its discussions with Mueller Atlas and informed the Company Board that Mueller Atlas indicated it would raise its offer price to $5.00 per share and proceed to execute the Merger Agreement. Honigman reviewed the current draft of the Merger Agreement with the Company Board. After further discussion, the Company Board instructed Citi and Honigman to finalize the Merger Agreement with a purchase price of $5.00 per share.

On August 4, 2015, the Company Board held a meeting to discuss the proposed transaction with Mueller Atlas. At the meeting, Citi provided an overview of the process to date. Citi also reviewed with the Company Board an analysis of the proposed transaction at $5.00 per share from a financial point of view and rendered its opinion that, as of such date, and based upon and subject to the assumptions, qualifications and limitations set forth in the written opinion, the consideration to be received in the Offer and the Merger, taken together, was fair, from a financial point of view, to the holders of Shares (other than Parent, Sub and their respective affiliates) (see below for a summary of the opinion in— “Opinion of the Company’s Financial Advisor”). The Company Board also received a presentation from Honigman regarding the terms of the Merger Agreement, including highlighting the changes from the draft agreement discussed at the prior meeting. The Company Board asked numerous questions of management, Citi and Honigman.

In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, and recommending that the shareholders accept the Offer, tender their Shares to Sub pursuant to the Offer and, if required by the MBCA, vote their Shares in favor of the adoption and approval of the Merger Agreement in accordance with the applicable provisions of the MBCA, the Company Board consulted with the Company’s senior management, its outside legal counsel and its financial advisor. The Company Board also consulted with outside legal counsel regarding the Company Board’s fiduciary duties, legal due diligence matters and the terms of the Merger Agreement and related agreements. Based on these consultations, and the factors and the opinion of Citi discussed below at “Opinion of the Company’s Financial Advisor,” the Company Board concluded that entering into the Merger Agreement with Parent and Sub is in the best interests of the Company’s shareholders.

The following discussion summarizes the material positive reasons and factors considered by the Company Board in making its recommendation, but is not, and is not intended to be, exhaustive.

•	The Company’s Operating and Financial Condition; Prospects of the Company. The Company Board considered the current and historical financial condition, results of operations, business and prospects of the Company as well as the Company’s financial plan and prospects if the Company were to remain an independent company and the potential impact of those factors on the trading price of the Shares (which is not feasible to quantify numerically). In this regard, the Company Board discussed the Company’s risks associated with executing and achieving the Company’s business and financial plan, including the Restructuring Plan, the impact of general economic and market trends on the Company’s sales, as well as the general risks of market conditions that could reduce the Company’s share price;

•	Strategic Alternatives. The Company Board considered the possible alternatives to the acquisition by Mueller Atlas (including the possibility of continuing to operate the Company as an independent entity and the desirability and perceived risks of that alternative and the feasibility of the Restructuring Plan), the range of potential benefits to the Company’s shareholders of these alternatives and the timing and the likelihood of accomplishing the goals of such alternatives, as well as the Company Board’s assessment that none of these alternatives was reasonably likely to present superior opportunities for the Company to create greater value for the Company’s shareholders, taking into account risks of execution as well as business, competitive, industry and market risks;

•	Transaction Financial Terms; Premium to Market Price. The Company Board considered the relationship of the Offer Price to the current and historical market prices of the Shares. The Offer Price to be paid in cash for each Share would provide shareholders with the opportunity to receive a significant premium over the prevailing range of market prices of the Shares. The Company Board reviewed the historical market prices, volatility and trading information with respect to the Shares, including the fact that the Offer Price represented a premium of 155% over the closing price per share of the Shares on the Nasdaq Global Market on August 4, 2015;

•	Negotiations with Mueller Atlas. The Company Board considered the course of negotiations between the Company and Mueller Atlas, which resulted in an increase in the final price per Share following Mueller Atlas’s May 1st proposal of a reduced offer price of $4.60 per Share based on its review and analysis of certain contingent claims and liabilities of the Company, including environmental matters, as well as a number of changes in the terms and conditions of the Merger Agreement from the version initially proposed by Mueller Atlas that were favorable to the Company. The Company Board’s belief based on these negotiations was that the Offer Price was the highest price per Share that Mueller Atlas was willing to pay and that the Merger Agreement contained the most favorable terms to the Company to which Mueller Atlas was willing to agree;

•	Cash Consideration; Certainty of Value. The Company Board considered the form of consideration to be paid to the shareholders in the Offer and the Merger and the certainty of the value of such cash consideration compared to stock or other forms of consideration;

•	Mueller Atlas Guarantee. The Company Board considered that the obligations of Parent and Sub under the Merger Agreement are guaranteed by the substantial resources of Atlas Capital Resources II LP, Atlas Capital Resources (P) II LP and Mueller Industries, Inc. and are not subject to a financing condition;

•	Opinion of the Company’s Financial Advisor. The Company Board considered the financial analysis and presentation of Citi. The Company Board also considered the written opinion, dated August 4, 2015, from Citi to the Company Board that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications set forth in Citi’s written opinion, the consideration to be received by the Company’s shareholders (other than Parent, Sub and their respective affiliates) in the Offer and the Merger, taken together, was fair to such shareholders from a financial point of view, as more fully described in the section below entitled “Opinion of the Company’s Financial Advisor.” The full text of Citi’s written opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, is attached hereto as Annex I. You are urged to read the opinion in its entirety.

•	Market Check. The Company Board considered the results of the process that the Company Board had conducted, with the assistance of the Company management and its financial and legal advisors, to seek an alternative acquisition proposal and it considered the go shop provisions in the Merger Agreement allowing the Company to solicit superior offers for 30 days after the date of the Merger Agreement. The Company Board also considered the low probability that other companies who were not already contacted by the Company or its financial advisors would make a proposal to acquire the Company at a higher price. Based on the results of that process and the go shop provisions, the Company Board believed that the Offer Price obtained was the highest that was reasonably attainable;

•

The Merger Agreement. The Company Board considered the provisions of the Merger Agreement, including the agreed exclusions of certain events and conditions from the definition of Material Adverse Effect, the ability of the Company to solicit offers for superior proposals for 30 days following execution of the Merger Agreement and following the expiration of such 30-day period to entertain unsolicited proposals for an acquisition that would be superior to the Mueller Atlas transaction, the termination rights of the parties and the $3,828,088 or $3,588,833 termination fee payable by the Company under certain circumstances which the Company Board believed was comparable to termination fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Company Board entered into a more favorable transaction;

•	Conditions to the Consummation of the Merger; Likelihood of Closing the Second Step Merger. The Company Board considered the strong likelihood of the consummation of the second step merger contemplated by the Merger Agreement after the acceptance for payment of the Shares tendered pursuant to the Offer by reason of the very few conditions to consummation of the merger at that point in the overall transaction;

•	Timing of Completion. The Company Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a cash tender offer for all outstanding Shares, which should allow shareholders to receive the Offer Price in a relatively short time frame, followed by the Merger in which shareholders (other than the Company, Parent and Sub) will receive the same consideration as received by those shareholders who tender their Shares in the Offer. The Company Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption; and

•	Extension of Offer Period. The Company Board considered that, under certain circumstances set forth in the Merger Agreement, Sub could be required by the Company to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if certain conditions to the consummation of the Offer are not satisfied or waived.

In the course of its deliberations, the Company Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement that had previously been identified and discussed by senior management of the Company and the Company Board, which included:

•	the fact that the nature of the Offer and the Merger as a cash transaction means that the shareholders will not participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the combined company;

•	the potential limitations on the Company’s pursuit of business opportunities due to pre-closing covenants in the Merger Agreement whereby the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to certain assets or the conduct of its business without the prior written consent of Parent;

•	the possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, and the Company will have incurred significant transaction costs;

•	the effect of the public announcement of the Merger Agreement, including effects on the Company’s sales, customers, operating results and share price and the Company’s ability to attract and retain key management and personnel;

•	the amount of time it could take to complete the Offer and the Merger, including the risk that Parent and Purchaser might not receive the necessary regulatory approvals or clearances to complete the Offer or the Merger or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties’ compliance with certain burdensome terms or conditions which may cause one of the Offer conditions not to be satisfied;

•	the likelihood of litigation;

•	the consideration to be received by the shareholders in the Offer and the Merger would be taxable to the shareholders for federal income tax purposes; and

•	the impact of the Offer and the Merger on the Company’s non-executive employees.

The foregoing discussion of the information and factors considered by the Company Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered. In view of the wide variety of reasons and factors considered, the Company Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Company Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Company Board conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

Following this discussion, the Company Board unanimously approved the $5.00 per Share price and the other terms of the transaction, determined that the Offer and the Merger are in the best interests of the Company and its shareholders and declared the Merger Agreement advisable, approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and recommended that the shareholders of the Company accept the Offer and tender their Shares in the Offer and, if required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement. In addition, the Company’s compensation committee approved certain employee benefit matters.

On August 5, 2015, the Company, Parent and Sub executed and delivered the Merger Agreement. In connection with the entry into the Merger Agreement, Atlas Capital Resources II LP, Atlas Capital Resources (P) II LP and Mueller Industries, Inc. executed a guarantee in which they guaranteed the obligations of Parent and Sub under the Merger Agreement. Also on August 5, 2015, Mueller Atlas and the Company issued a joint press release announcing the execution of the Merger Agreement.

On August 6, 2015, the Company Board conducted a meeting, at which Honigman discussed the Company Board approval under Rule 16b-3(e) of the disposition of the Company’s common shares, options, SARs, Phantom Shares, RSUs and DSUs. After further discussion, the Company Board unanimously approved the disposition of such shares pursuant to the Merger Agreement and the Offer. The Company Board also considered the Compensation Committee’s recommendation to approve Change in Control Compensation Agreements with the executive officers and certain key employees of the Company. After review and discussion, the Company Board approved the Change in Control Compensation Agreements.

Following execution of the Merger Agreement, the Company and Citi commenced the go shop process and as of August 18, 2015 have contacted sixty-seven potential strategic and financial buyers. The Company and Citi continue to reach out to other potential strategic and financial parties who might have an interest in a sale transaction with the Company. Twenty-five of the potential buyers contacted by Citi have declined to participate, including Bidder A. As of August 20, 2015, the Company has executed confidentiality agreements with seven potential buyers.

On August 21, 2015, Parent and Sub commenced the Offer. During the pendency of the Offer, Parent and Sub intend to have ongoing contacts with the Company and its directors, officers and shareholders.

Certain Projections.

The Company provided certain projected financial information concerning the Company to Mueller Atlas and to Citi in connection with their due diligence relating to the Offer. The Company’s internal financial forecasts (upon which the projections provided to Mueller Atlas were based) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects, and, thus, susceptible to multiple interpretations and periodic revisions based on actual events and business developments.

The projections reflect numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company, including but not limited to meeting certain sales performance criteria and achieving product development and regulatory success. The Company adopted the projections as its estimate of the Company’s future financial performance under certain assumed scenarios.

Important factors that may affect actual results and result in projected results not being achieved include, but are not limited to, the Company’s history of losses and the Company’s ability to maintain adequate liquidity in total and within each foreign operation; the Company’s ability to develop successful new products in a timely manner; current and future global or regional political and economic conditions and the condition of credit markets, which may magnify other risk factors; the success of the Company’s effort to effectively improve productivity and restructure the Company’s operations to reduce costs and bring them in line with projected production levels and product mix; the extent of any business disruption that may result from the restructuring and realignment of the Company’s manufacturing operations and personnel or system implementations, the ultimate cost of those initiatives and the amount of savings actually realized; loss of, or substantial decline in sales to, any of the Company’s key customers; increased or unexpected product warranty claims; actions of competitors in markets with intense competition; financial market changes, including fluctuations in foreign currency exchange rates and interest rates; the ultimate cost of defending and resolving legal and environmental matters, including any liabilities resulting from the regulatory antitrust investigations commenced by the United States Department of Justice Antitrust Division and the Secretariat of Economic Law of the Ministry of Justice of Brazil, both of which could preclude commercialization of products or adversely affect profitability and/or civil litigation related to such investigations; local governmental, environmental, trade and energy regulations; availability and volatility in the cost of materials, particularly commodities, including steel, copper and aluminum, whose cost can be subject to significant variation; significant supply interruptions or cost increases; loss of key employees and other labor matters; the extent of any business disruption caused by work stoppages initiated by organized labor unions; risks relating to our information technology systems or failures of third-party technology service providers; impact of future changes in accounting rules and requirements on the Company’s financial statements; default on covenants of financing arrangements and the availability and terms of future financing arrangements; reduction or elimination of credit insurance; potential political and economic adversities that could adversely affect anticipated sales and production; in India, potential military conflict with neighboring countries that could adversely affect anticipated sales and production; weather conditions affecting demand for replacement products; and the effect of terrorist activity and armed conflict; the costs of negotiating and implementing the Offer and the Merger and the other factors set forth from time to time in the Company’s Securities and Exchange Commission filings, including, without limitation, the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015. The projections also may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic and competitive conditions which are difficult to predict and many of which are beyond the Company’s control. Moreover, the assumptions are based on certain business decisions that are subject to change. Therefore, there can be no assurance that the projections will be realized, and actual results may differ materially from those contained in the projections.

The inclusion of the projections in this Schedule 14D-9 should not be regarded as an indication that any of the Company or its affiliates, advisors or representatives considered or consider the projections to be necessarily predictive of actual future events, and the projections should not be relied upon as such. Neither the Company nor its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Accordingly, the projections do not give effect to the Offer or the Merger or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Offer and the Merger or to any costs incurred in connection with the Offer or the Merger. Further, the projections do not take into account the effect of any failure to occur of the acceptance of Shares in the Offer or the consummation of the Merger and should not be viewed as accurate or continuing in that context. The Company does not intend to make publicly available any update or other revisions to the projections, except as required by law. None of the Company or its affiliates, advisors, officers, directors or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of the Company compared to the information contained in the projections or that forecasted results will be achieved. The Company has made no representation, in the Merger Agreement or otherwise, concerning the projections. Furthermore, neither the Company nor any of its affiliates or representatives makes any representation to any person regarding these projections. The projections are not being included in this Schedule 14D-9 to influence a shareholder’s decision whether to tender his or her Shares in the Offer, but because the projections were made available by the Company to Mueller Atlas.

THE COMPANY’S SHAREHOLDERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE PROJECTED INFORMATION PROVIDED IN THIS SCHEDULE 14D-9.

The following is a summary of the material projected information that was provided to Citi:

Case 1

($ in millions)	2015E	2016E	2017E	2018E
Sales	$671	$708	$790	$878
EBIT	(2)	9	17	38
EBITDA	18	30	39	60
EBITDAR*	25	31	39	61
Increase in Working Capital	(6)	7	13	17
Capital Expenditures	15	14	18	20

Case 2

($ in millions)	2015E	2016E	2017E	2018E
Sales	$671	$687	$744	$819
EBIT	(3)	2	6	25
EBITDA	18	24	28	46
EBITDAR*	25	24	28	47
Increase in Working Capital	(6)	4	10	15
Capital Expenditures	15	14	17	19

*EBITDAR means Earnings before Interest, Tax, Depreciation, Amortization and Restructuring expense.

As part of Mueller Atlas’s due diligence investigation of the Company, the Company provided Mueller Atlas with certain projections from 2015E to 2017E contained in Case 1. In the Case 2 projections, the Company made adjustments to the projections for the Company to reflect the current potential future performance by the Company and, based on discussions among the Company Board, Citi and the Company’s management, determined that the use of Case 2 as part of Citi’s valuation analysis was reasonable.

Although presented with numerical specificity, the projections are not fact and reflect numerous assumptions and estimates as to future events made by the Company’s management, including certain forecasts relating to the launch and sales of the Company’s products. The projections generally take into account taxes and existing net operating loss carryforwards and assume that the Company’s existing capital structure remains constant.

None of the projections summarized above were prepared with a view to public disclosure or with a view to compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles, and the Company’s registered public accounting firm has not examined, compiled or otherwise applied procedures to the projections and accordingly assumes no responsibility for them. The inclusion of the projections in this Schedule 14D-9 should not be regarded as an indication that such projections will be predictive of actual future results, and the projections should not be relied upon as such. The projections are forward-looking statements.

Opinion of the Company’s Financial Advisor

The Company retained Citi as its financial advisor in connection with the Offer and the Merger. In connection with this engagement, the Company requested that Citi evaluate the fairness, from a financial point of view, of the $5.00 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of the common shares of the Company (other than Parent, Sub and their respective affiliates). On August 4, 2015, at a meeting of the Company Board held to evaluate the Offer and the Merger and at which the Merger Agreement was approved, Citi rendered to the Company Board an oral opinion, confirmed by delivery of a written opinion dated August 4, 2015, to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications described in its written opinion, the $5.00 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of the common shares of the Company (other than Parent, Sub and their respective affiliates) was fair, from a financial point of view, to such holders.

The full text of Citi’s written opinion, dated August 4, 2015, which describes the assumptions made, procedures followed, matters considered, and limitations and qualifications on the review undertaken, is attached as Annex I and is incorporated herein by reference. The description of Citi’s opinion set forth below is qualified in its entirety by reference to the full text of Citi’s opinion. You are urged to read the opinion in its entirety. Citi’s opinion was provided for the information of the Company’s board of directors (in its capacity as such) in connection with its evaluation of the per share cash consideration from a financial point of view and did not address any other aspects or implications of the Offer or the Merger. Citi was not requested to consider, and its opinion did not address, the underlying business decision of the Company to effect the transactions contemplated by the Merger Agreement, the relative merits of such transactions as compared to any alternative business strategies that might exist for the Company, or the effect of any other transaction in which the Company may engage. Citi’s opinion is not intended to be and does not constitute a recommendation as to whether any shareholder should tender Company common shares in the Offer or how any shareholder should vote or act on any matters relating to the Offer, the Merger or otherwise.

In arriving at its opinion, Citi, among other things:

•	reviewed the Merger Agreement;

•	held discussions with certain senior officers, directors, and other representatives and advisors of the Company concerning the business, operations and prospects of the Company;

•	examined certain publicly available business and financial information relating to the Company as well as certain financial forecasts and other information and data relating to the Company which were provided to or discussed with Citi by the management of the Company;

•	reviewed the financial terms of the Offer and the Merger as set forth in the Merger Agreement in relation to, among other things, current and historical market prices and trading volumes of the Company common shares, the historical and projected earnings and other operating data of the Company and the capitalization and financial condition of the Company, particularly in light of the Company’s recent and potential liquidity constraints and limited capital resources;

•	considered, to the extent publicly available, the financial terms of certain other transactions which Citi considered relevant in evaluating the Offer and the Merger;

•	analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citi considered relevant in evaluating those of the Company; and

•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate in arriving at its opinion.

In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of the Company’s management that it was not aware of any relevant information that was omitted or that remained undisclosed to Citi. With respect to financial forecasts and other information and data relating to the Company provided to or otherwise reviewed by or discussed with Citi, Citi was advised by the Company’s management that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of the Company.

Citi assumed, with the Company’s consent, that each of the Offer and the Merger would be consummated in accordance with its terms as set forth in the Merger Agreement, without waiver, modification, or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third-party approvals, consents and releases for the transactions contemplated by the Merger Agreement, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company or the transactions contemplated by the Merger Agreement in any way meaningful to Citi’s analysis. Citi did not make, and it was not provided with, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, and Citi did not make any physical inspection of the properties or assets of the Company. Citi was not requested to consider, and its opinion does not address, the underlying business decision of the Company to effect the transactions contemplated by the Merger Agreement, the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative business strategies that might exist for the Company, or the effect of any other transaction in which the Company may engage. Citi expressed no view as to, and its opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the transactions contemplated by the Merger Agreement, or any class of such persons, relative to the per share cash consideration or otherwise. Citi’s opinion was necessarily based upon information available to Citi, and financial, stock market and other conditions and circumstances existing, as of the date of its opinion. The issuance of Citi’s opinion was authorized by Citi’s fairness opinion committee.

In preparing its opinion, Citi performed a variety of financial and comparative analyses, including those described below. This summary of these analyses is not a complete description of Citi’s opinion or the analyses underlying, and factors considered in connection with, Citi’s opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Citi arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, Citi believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Citi considered industry performance, general business, economic and financial conditions, and other matters existing as of the date of its opinion, many of which are beyond the control of the Company. No company, business or transaction used in Citi’s analyses as a comparison is identical to the Company, the

Offer or the Merger. An evaluation of those analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or other values of the companies, business segments or transactions reviewed. For purposes of the analyses described below, implied multiples for selected companies and selected transactions that were not publicly available were not included in overall low to high multiples ranges.

The estimates contained in Citi’s analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Citi’s analyses are inherently subject to substantial uncertainty.

Citi was not requested to, and it did not, recommend the specific consideration payable in the Offer and the Merger. The type and amount of consideration payable in the Offer and the Merger was determined through negotiations between the Company and Mueller Atlas, and the decision for the Company to enter into the Merger Agreement was solely that of the Company’s board of directors. Citi’s opinion was only one of many factors considered by the Company’s board of directors in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Company’s board of directors or management with respect to the Offer and the Merger or any other aspect of the transactions contemplated by the Merger Agreement.

The following is a summary of the material financial analyses presented to the Company’s board of directors in connection with the delivery of Citi’s opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Citi’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Citi’s financial analyses.

Historical Stock Trading Analysis

Citi reviewed the historical trading prices of the Company’s common shares for the 52-week period ended August 4, 2015 and the six-month period ended August 4, 2015. In addition, Citi compared the consideration to be received by holders of the common shares in relation to: the closing market price of the common shares on August 4, 2015; the 52-week high and low closing market price of the common shares; and the volume weighted average price, which is referred to in this document as VWAP, for the common shares for the one-month, three-month and six-month periods prior to August 4, 2015.

This analysis showed a trading range of from $1.96 to $5.45 for the 52-week period ended August 4, 2015 and from $1.96 to $3.54 for the six-month period ended August 4, 2015, and indicated that the $5.00 per share to be paid to the Company’s shareholders in the Offer and the Merger represented the following implied premiums:

	Price	Premium
Market Price (08/04/15)	$1.96	155.1%
52-Week High (08/20/14)	5.45	(8.3)%
52-Week Low (08/04/15)	1.96	155.1%
1-month VWAP	2.19	127.9%
3-Month VWAP	2.52	98.1%
6-Month VWAP	2.79	79.5%

Selected Companies Analysis

Citi performed a selected companies analysis, which is an analysis designed to estimate an implied value of a company through an analysis of the public valuation and trading multiples of similar publicly traded companies. Citi reviewed financial and stock market information of the Company and the selected publicly traded companies described below which are referred to in this document as the selected companies, which include small and mid-cap industrial companies. No publicly traded company is identical to the Company, but these companies were selected because, among other reasons, they possessed certain financial, operational or business characteristics that, in Citi’s view, were sufficiently comparable to those of the Company or otherwise relevant for purposes of comparison.

Small and Mid-Cap Industrials

•	Actuant Corporation

•	Briggs & Stratton Corporation

•	Columbus McKinnon Corporation

•	The Gorman-Rupp Company

•	Mueller Industries, Inc.

•	NN, Inc.

•	Regal Beloit Corporation

•	TriMas Corporation

Citi reviewed, among other information, firm values of the selected companies, calculated as equity values (based on closing stock prices of the selected companies on August 4, 2015) plus debt, less cash and cash equivalents and other adjustments, as a multiple of earnings before interest, taxes, depreciation and amortization, which is referred to in this document as EBITDA, using the actual EBITDA for the last twelve months (referred to as LTM) ending June 30, 2015 and the estimated EBITDA for calendar year 2015. The observed multiples of firm value to LTM EBITDA for the selected companies ranged from 5.7x to 11.3x (with a median of 9.4x and an average of 8.9x). The observed multiples of firm value to estimated 2015 EBITDA for the selected companies ranged from 7.0x to 10.8x (with a median of 7.7x and an average of 8.5x). Based on its professional judgment and taking into consideration the observed multiples for the selected companies, Citi then derived a selected range of multiples of 5.7x to 11.3x for firm value to LTM EBITDA and a selected range of multiples of 7.0x to 10.8x for firm value to estimated 2015 EBITDA, and applied these selected ranges to the corresponding LTM EBITDA of the Company and the corresponding calendar year 2015 estimated EBITDA of the Company under Case 1, respectively, to calculate an implied firm value reference range for the Company. Financial data of the selected companies were based on publicly available research analysts’ estimates, public filings and other information. Financial data of the Company were based on the Company’s filings and financial information provided by the Company’s management (for a more detailed description of the relevant Company projections see “Certain Projections” in this Item 4 above). From this analysis, using its professional judgment, Citi derived an implied firm value reference range of approximately $81 million to $159 million, which implied the following approximate per share equity value reference range for the Company, as compared to the per share cash consideration to be received in the Offer and the Merger:

Implied Per Share Equity Value Reference Range	Per Share Cash Consideration
$2.81 - $6.84	$5.00

Selected Transactions Analysis

Citi performed a selected transactions analysis, which is an analysis designed to estimate an implied value of a company through an analysis of the multiples paid in acquisitions of similar companies and businesses. Citi reviewed, to the extent publicly available, financial information for selected transactions in the white goods component and sub system suppliers industry announced between November 2002 and April 2012 with a range of approximate firm values of $73 million to $7.5 billion and selected transactions in the compressor industry announced between April 2001 and August 2014 with a range of approximate firm values of $57 million to $3.853 billion, which are collectively referred to in this document as the selected transactions. The selected transactions are set forth in the tables below.

White Goods Component / Sub System Suppliers Industry Transactions

Announcement Date	Target	Acquiror
April 24, 2012	Nidec Sankyo Corporation	Nidec Corporation
April 11, 2011	Schulthess Group AG	NIBE Industrier AB
April 26, 2010	Nidec Servo Corporation	Nidec Corporation
December 13, 2010	Electrical Products Company of A.O. Smith Corporation	Regal Beloit Corporation
July 31, 2008	Epcos AG	TDK Corporation
December 25, 2007	Marmon Holdings, Inc.	Berkshire Hathaway Inc.
August 10, 2004	General Electric Co.’s Heating, Ventilation and Air Conditioning/Refrigeration Motors and Capacitors operation	Regal Beloit Corporation
November 27, 2002	FASCO Motors	Tecumseh Products Company

Compressor Industry Transactions

Announcement Date	Target	Acquiror
August 18, 2014	Cameron International Corporation’s Centrifugal Compression division	Ingersoll-Rand plc
January 20, 2014	Cameron International Corporation’s Reciprocating Compression division	General Electric Co
October 1, 2013	CKD Kompresory a.s.	Colfax Corporation
March 8, 2013	Gardner Denver, Inc.	KKR & Co. L.P.
October 11, 2011	Robuschi S.p.A.	Gardner Denver, Inc.
March 29, 2011	Thomassen Compression Systems B.V.	Charter International plc

December 18, 2009	Quincy Compressor	Atlas Copco AB
October 16, 2009	Enerflex Systems Income Fund	Toromont Industries Ltd.
July 21, 2008	CompAir Holdings Limited	Gardner Denver, Inc.
May 9, 2007	Fu Sheng Industrial Co.	Oaktree Capital Management LLC
July 13, 2006	Industrial Division of ABAC Group S.p.A.	Atlas Copco Italia S.p.A.
August 2, 2005	Chart Industries, Inc.	First Reserve Corporation
March 9, 2005	Thomas Industries Inc.	Gardner Denver, Inc.
August 25, 2004	Dresser-Rand Company	First Reserve Corporation
July 28, 2004	Nash Elmo Holdings, LLC	Gardner Denver, Inc.
April 10, 2001	Dresser, Inc.	Investor Group

The transactions were generally selected because they involved companies with certain financial, operational or business characteristics that, in Citi’s view, made them sufficiently comparable to the Company and/or the transactions contemplated by the Merger Agreement or otherwise relevant for purposes of comparison. For each of the selected transactions, Citi reviewed the firm value of the selected transaction, calculated as the purchase price plus assumed debt, less cash and cash equivalents and other adjustments, as a multiple, to the extent publicly available, of, among other things, the LTM EBITDA of the relevant target company. The observed multiples of firm value to LTM EBITDA for the selected transactions ranged from 6.5x to 15.8x (with a median of 8.8x and a mean of 9.5x). Based on its professional judgment and taking into consideration the observed multiples for the selected transactions, Citi then applied a selected range of multiples of 8.0x to 10.0x to the LTM EBITDA of the Company. Financial data of the selected transactions and of the Company were based on publicly available information. This analysis indicated an implied firm value reference range of approximately $76 million to $95 million, which implied the following approximate per share equity value reference range for the Company, as compared to the per share cash consideration to be received in the Offer and the Merger:

Implied Per Share Equity Value Reference Range	Per Share Cash Consideration
$2.55 - $3.54	$5.00

Discounted Cash Flow Analysis

Citi also performed a discounted cash flow analysis of the Company, which is an analysis designed to estimate an implied value of a company by calculating the present value of the estimated future unlevered free cash flows of that company over the projection period and the terminal value of that company at the end of the projection period. Citi performed this analysis using both Case 1 and Case 2 projections for calendar years 2015 through 2018.

Citi calculated the estimated present value of the unlevered, after-tax free cash flows that the Company was forecasted to generate during the last six months of 2015 and during the calendar years ending December 31, 2016 through December 31, 2018. In addition, Citi estimated the present value of the Company’s net operating losses by applying a 1.5% perpetuity growth rate, the mid-point of the perpetuity growth rate range described below. Citi then calculated the estimated terminal value of the Company by applying a perpetuity growth rate range of 0% to 3% to the estimated terminal year unlevered, after-tax free cash flow. The forecasted amounts for the last six months of calendar year 2015 and calendar years through December 31, 2018 were based on the Case 1 and Case 2 projections provided by the Company’s management (for a more detailed description of the relevant Company projections see “Certain Projections” above).

Citi then arrived at implied firm value reference ranges by discounting the unlevered, after-tax free cash flows, net operating losses and implied estimated terminal values to present value (as of June 30, 2015) using, in the case of the cash flows and terminal values, discount rates ranging from 16.7% to 19.4%, derived from a weighted average cost of capital calculation for the Company taking into account the Company’s net operating losses, and, in the case of the valuation of the net operating losses, using discount rates ranging from 11.0% to 14.0%, derived from a calculation of the Company’s cost of debt. Based on this analysis, Citi calculated an implied firm value reference range of (i) approximately $138 million to $186 million under Case 1 and (ii) approximately $79 million to $107 million under Case 2, which implied the following approximate equity value per share reference ranges for the Company, as compared to the per share cash consideration to be received in the Offer and the Merger:

Implied Per Share Equity Value Reference Range		Per Share Cash Consideration
Case 1	Case 2
$5.77 - $8.23	$2.72 - $4.17	$5.00

Citi noted that the estimated 2018 terminal year unlevered, after-tax free cash flow in Case 1 was based on a projected EBITDA margin that was higher than the average EBITDA margin over the ten-year period from 2008 through 2018 and that, if the average EBITDA margin were applied to the terminal year calculations, the implied per share equity value would be reduced to approximately $1.08 per share.

Other Information

Citi observed certain additional factors that were not considered part of Citi’s financial analysis with respect to its opinion but were noted for informational purposes for the Company’s board of directors, including the following:

•	Precedent Premia Paid Analysis. Citi reviewed publicly available data relating to transactions involving small cap companies and diversified industrial companies which had been announced from January 1, 2007 to August 4, 2015. Citi reviewed the implied premia paid in those transactions over the closing stock prices of the target companies in such transactions one day and four weeks prior to public announcement of the relevant transaction based on information publicly available at that time. Citi observed that the median premia paid over the day prior closing price during these years ranged from a low of 16% for 2014 for the small cap companies and 21% for 2013 for the diversified industrials to a high of 38% for 2012 for the small cap companies and 42% for 2011 for the diversified industrials. Citi noted that the median premium year-to-date 2015 was 25% for the small cap companies and 27% for the diversified industrials. Citi noted that the premium represented by the price to be paid in the Offer and Merger over the closing price one day prior to public announcement of the Merger Agreement was 155.1%.

Miscellaneous

In the ordinary course of Citi’s business, Citi and its affiliates may actively trade or hold the securities of the Company and Mueller for their own account or for the account of their customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with the Company, Parent, Sub and their respective affiliates, including Mueller and Atlas and their respective affiliates as well as portfolio companies of Atlas FRM LLC (d/b/a Atlas Holdings LLC).

The Company selected Citi to provide certain financial advisory services in connection with the Offer and the Merger based on Citi’s reputation and experience. Citi is an internationally recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

For a description of the terms of Citi’s engagement as the Company’s financial advisor, see the discussion under “Item 5—Persons/Assets Retained, Employed, Compensated or Used” below.

General.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Citi. The preparation of a fairness opinion is a complex process involving various determinations and subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore such an opinion and the analyses used in arriving at such an opinion are not readily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Citi’s opinion. In arriving at its fairness determination, Citi considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Citi made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the contemplated transaction.

Citi prepared these analyses for purposes of its evaluation of the fairness from a financial point of view of the consideration to be received in the Offer and Merger, taken together, by the holders (other than Parent, Sub and their respective affiliates) of Shares. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither the Company nor Citi nor any other person assumes responsibility if future results are materially different from those forecast.

The consideration to be received by holders of Shares in the transaction was determined through arms’-length negotiations between the Company and its representatives, on the one hand, and Parent and its representatives, on the other hand. Citi provided advice to the Company during these negotiations. Citi did not, however, recommend any specific type or amount of consideration to the Company or the Company Board or suggest that any specific type or amount of consideration constituted the only appropriate consideration for the transaction.

The decision by the Company Board to approve the transactions contemplated by the Merger Agreement and enter into the Merger Agreement was solely that of the Company Board. As described above, Citi’s opinion to the Company Board was one of many factors taken into consideration by the Company Board in making its determination to approve the Merger Agreement and the transactions contemplated by the Merger Agreement.

Citi acted as financial advisor to the Company in connection with, and participated in certain of the negotiations leading to, the transactions contemplated by the Merger Agreement. Citi has not previously provided investment banking or financial advisory services to the Company or Parent, except in connection with the exploration of the sale of the Company’s Brazilian facilities, for which Citi has not received any compensation other than reimbursement of its reasonable expenses; however, in the ordinary course of business, Citi and its affiliates may, in the future, provide commercial and investment banking services to the Company, Parent, Sub and their respective affiliates, including Mueller and Atlas and their respective affiliates as well as portfolio companies of Atlas FRM LLC (d/b/a Atlas Holdings LLC). In connection with such services, Citi and its affiliates may, in the future, receive customary compensation.

Citi was retained by the Company as its financial advisor under a letter agreement dated January 12, 2015, as amended and supplemented by an amendment dated April 2, 2015. Pursuant to the terms of this engagement letter, the Company has agreed to pay Citi a transaction fee equal to $4,000,000 upon consummation of a transaction valued at $5.00 per share. The transaction fee is conditioned upon, and will be payable upon, the successful closing of the Offer. A fee equal to $1,500,000 (credited against the ultimate transaction fee payable upon closing) became payable upon Citi’s delivery of its fairness opinion. In addition, the Company has agreed to reimburse Citi for its reasonable expenses, including the reasonable fees and expenses of its legal counsel, and to indemnify Citi and related persons against various liabilities arising out of its engagement.

Intent to Tender.

To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person or entity pursuant to the Offer and, if necessary, to vote such Shares in favor of adoption of the

Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender or any non-transferable restricted shares.

Pursuant to the terms of the Merger Agreement, the Company granted Sub an irrevocable option, exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase newly issued Shares at a price per Share equal to the Offer Price. A summary of this irrevocable option is described in Item 8 below under the heading “Top-Up Option.”

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

The Company retained Citi as its financial advisor in connection with, among other things, the Offer and the Merger. Pursuant to an engagement letter dated January 12, 2015, as amended by an amendment dated April 2, 2015, the Company will become obligated to pay Citi a fee upon the closing of the Offer, which the Company currently estimates to be approximately $4,000,000, which includes the fee of $1,500,000 (credited against the ultimate transaction fee payable upon closing) payable to Citi for delivery of its written opinion, which is included as Annex I to this Schedule 14D-9. In addition, the Company has agreed to reimburse Citi’s reasonable expenses and to indemnify Citi and certain related parties against certain liabilities arising out of its engagement.

Additional information pertaining to the retention of Citi by the Company in Item 4 above under the heading “Background and Reasons for the Company Board’s Recommendation—Opinion of the Company’s Financial Advisor” is hereby incorporated by reference in this Item 5.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company’s shareholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

No transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company’s knowledge, any of the directors, executive officers, subsidiaries or affiliates of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8.	Additional Information.

Change in Control Compensation.

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Compensation Arrangements Entered Into in Connection with the Merger” is incorporated herein by reference.

Appraisal Rights.

No appraisal rights are available in connection with the Offer.

Anti-takeover Statute.

Chapter 7A of the MBCA may affect attempts to acquire control of the Company. In general, under Chapter 7A, “business combinations” (defined to include, among other transactions, certain mergers, dispositions of assets or shares and recapitalizations) between covered Michigan business corporations or their subsidiaries and an “interested shareholder” (defined as the direct or indirect beneficial owner of at least 10 percent of the voting power of a covered corporation’s outstanding shares) can only be consummated if there is an advisory statement by the Company Board and the combination is approved by at least 90 percent of the votes of each class of the corporation’s shares entitled to vote and by at least two-thirds of such voting shares not held by the interested shareholder or affiliates, unless five years have elapsed after the person involved became an “interested shareholder” and unless certain price and other conditions are satisfied. The Company Board has the power to elect to be subject to Chapter 7A as to specifically identified or unidentified interested shareholders, but has not elected to be subject to Chapter 7A in connection with the Offer or Merger with Parent and Sub. The Company represented that, assuming that neither Parent nor Sub is as of the date of the Merger Agreement or ever has been an “interested shareholder” (as defined in Section 778 of the MBCA), the Company Board has taken all actions necessary under applicable law to ensure that no restrictions under Chapter 7A (including Section 780) of the MBCA or any other Takeover Law will apply to the execution, delivery and performance of the Merger Agreement or the Offer, the Merger or the other transactions contemplated thereby.

Regulatory Approvals.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the reviewing agency determines that an investigation is required and asks the filing person voluntarily to withdraw and refile to allow a second 15-day waiting period, or issues a formal request for additional information and documentary material. The purchase of Shares pursuant to the Offer is subject to such requirements. The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Sub pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Under the German Act Against Restraints of Competition (“ARC”), unless early clearance of the transaction is granted, the purchase of Shares in the Offer may not be completed until the one month waiting period following the Federal Cartel Office’s (“FCO’s”) receipt of a complete filing expires without the FCO deciding to commence an in-depth investigation (Hauptprüfverfahren). In the event of an in-depth investigation, the acquisition of Shares pursuant to the Offer may be consummated if the FCO approves the transaction or a waiting period of four months from submission of a complete notification to the FCO has expired without an extension of the four ¬month period or the FCO informing the notifying party or parties that the transaction is prohibited.

The parties intend to file on or around August 26, 2015. The statutory waiting period with respect to the acquisition of Shares will expire one month after the filing unless early clearance is granted or the FCO has entered into an in-depth investigation prior to that time. Alternatively, the parties may decide to consummate in accordance with Sec. 41 (1a) ARC and agree in such case not to exercise the voting rights attached to the Shares without having obtained a waiver by the FCO until clearance is granted or the required waiting period has expired.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the forgoing filings under the HSR Act and the German Act Against Restraints of Competition that would be required for Parent’s or Sub’s acquisition or ownership of the Shares.

Vote Required to Approve the Merger.

The Company Board has approved the Offer, the Merger and the Merger Agreement in accordance with the MBCA. Under Sections 735 and 711 of the MBCA, if Sub acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Sub will be able to effect the Merger after consummation of the Offer without a vote by the Company’s shareholders. If Sub acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the MBCA to effect the Merger. In the event the minimum tender condition required to be met under the Merger Agreement has been satisfied, after the purchase of the Shares by Sub pursuant to the Offer, Sub will own a majority of the outstanding Shares and be able to effect the Merger without the affirmative vote of any other shareholder of the Company.

Top-Up Option.

Pursuant to the terms of the Merger Agreement, the Company granted the Sub an irrevocable option, exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase, at a price per Share equal to the Offer Price paid in the Offer, that number of newly issued Shares in an amount equal to the lowest number of Shares that, when added to the number of Shares that is then directly or indirectly owned by Parent or the Sub, constitutes one Share more than 90% of the Shares after the issuance of the new Shares sold to the Sub (determined on a fully diluted basis on the date of determination), provided that this option shall not be exercisable (i) to the extent the number of Shares issuable upon exercise of the option would exceed the number of authorized but unissued and unreserved Shares, (ii) unless immediately following the exercise of the option, the number of Shares owned in the aggregate by Parent and Sub constitutes at least one Share more than 90% of the Shares on a fully diluted basis that would be outstanding immediately after the issuance of all Shares to be issued upon exercise of the option, (iii) unless the Minimum Condition shall have been satisfied, (iv) on or after the earlier of (A) the Effective Time and (B) the termination of this Agreement in accordance with its terms, (v) to the extent that the issuance of the option Shares would require approval of the Company’s shareholders under Nasdaq Global Market Rule 4350, or (vi) if any applicable Law shall be in effect that has the effect of enjoining or otherwise prohibiting the exercise of the option or the issuance and delivery of the option Shares. This option is exercisable once at any time during the 10 business day period following the Acceptance Date. The purchase price owed by the Sub to the Company for the newly issued Shares will be paid to the Company (i) in cash, by wire transfer or cashier’s check or (ii) by issuance by the Sub to the Company of a promissory note which shall bear interest at the rate of the prime lending rate prevailing from time to time during such period as published in the Wall Street Journal and shall mature on the first anniversary of the date of execution. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Certain Litigation

On August 11, 2015, a plaintiff, David Raul, as custodian for Tammy Raul, filed a purported shareholder class action complaint in the Circuit Court for the County of Washtenaw in the State of Michigan against Stephanie H. Boyse, Gary L. Cowger, Harold M. Karp, Mitchell I. Quain, Robert E. Rossiter, Terence C. Seikel and Douglas M. Suliman, Jr. (the “Individual Defendants”), the Company, Mueller Industries, Inc., Atlas Holdings LLC, Parent and Sub. Raul v. Boyse et al, Case No. 2015-807-CB. Plaintiff purports to assert class action claims on behalf of all shareholders of the Company. The complaint alleges that the Individual Defendants breached their fiduciary duties to the Company shareholders by seeking to sell the Company through an allegedly defective process, for an unfair and inadequate price, and on unfair and inequitable terms. The complaint also alleges that the Individual Defendants failed to provide the shareholders of the Company with the material information necessary to make an informed decision as to whether to tender their shares. In addition, the complaint alleges that Mueller Industries, Inc., Atlas Holdings LLC, Parent and the Sub aided and abetted the purported breach of fiduciary duties by the directors of the Company. The lawsuit seeks, among other things, to enjoin consummation of the proposed transaction, and to award costs and disbursements associated with bringing the action, including attorneys’ fees. The foregoing description of the complaint is qualified in its entirety by reference to the complaint, which is included as Exhibit (a)(10) to the Schedule 14D-9 and incorporated in this Item 8 by reference. The Company believes the plaintiff’s allegations lack merit and will contest them vigorously.

On August 13, 2015, Greg Saggio served on the Company a letter alleging that he is a shareholder of the Company, and that the proposed transaction was based on a defective process and designed to facilitate the purchase of the Company on unfair terms. The letter demanded that the Company, among other things, rescind the agreement to sell the Company unless a fair process was implemented and all material information regarding the Company Board’s decision to sell the Company was disclosed. The letter demanded that the Company confirm by 12 p.m. EST on August 17, 2015 that it would comply with Mr. Saggio’s demands or, if it refuses, bring suit against the Company Board for breaching their fiduciary duties to the Company. On August 14, 2015, Mr. Saggio filed a complaint captioned Saggio v. Mueller Industries, Inc. et al., Case No. 2015-818-CB, in the Circuit Court for the County of Washtenaw in the State of Michigan against the Individual Defendants (defined above), Mueller Industries, Inc., Atlas Holdings LLC, Parent and the Sub and the Company as a nominal party. The complaint purports to assert a direct claim on behalf of the Company shareholders, alleging that the Individual Defendants breached their fiduciary duties to the Company shareholders by seeking to sell the Company through an allegedly defective process, for an unfair and inadequate price, and on unfair and inequitable terms to the Company shareholders, and by failing to provide the shareholders with material information regarding the transaction. The complaint further alleges that Mueller Industries, Inc., Atlas Holdings LLC, Parent and the Sub aided and abetted the alleged breach of fiduciary duties by the directors of the Company. The complaint also purports to asset derivative claims on behalf of the nominal plaintiff the Company against the Individual Defendants for breach of fiduciary duty and unjust enrichment. The complaint seeks, among other things, to enjoin consummation of the proposed transaction and award costs and disbursements associated with bringing the action, including attorneys’ fees. The foregoing description of the demand letter and complaint is qualified in its entirety by reference to the demand letter and complaint, which are included as Exhibit (a)(11) and (a)(12), respectively, to the Schedule 14D-9 and incorporated in this Item 8 by reference. The Company believes the plaintiff’s allegations lack merit and will contest them vigorously.

On August 20, 2015, Jonathan Raul served on the Company a letter alleging that his is a shareholder of the Company and claiming, among other things, that the proposed transaction is unfair to the Company shareholders, that the Company Board has violated their fiduciary duties in connection with the proposed transaction , that the proposed transaction offers an inadequate price for the Shares and the proposed transaction includes deal protection devices that will preclude alternative bidders from making a successful competing offer. Mr. Raul demands that the Company Board take action to remedy the purported breaches of fiduciary duty by, among other things, implementing a fair sales process and/or alleviating deal protection devices. If the Company Board does not take action against the purported breaches described, Mr. Raul states he may seek to prosecute derivative and/or class action claims.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 (the “10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 (the “10-Q”).

Cautionary Note Regarding Forward-Looking Statements.

Certain statements either contained in or incorporated by reference into this Schedule 14D-9, other than purely historical information, including estimates, projections, statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” Forward-looking statements include statements regarding the intent, belief or current expectations of the Company or its management, including statements preceded by, followed by or including forward-looking terminology such as “may,” “will,” “should,” “believe,” “expect,” “anticipate,” “plan,” “intend,” “propose,” “estimate,” “continue,” “predict,” “project,” “projections” or similar expressions, with respect to various matters. Such forward-looking statements include the Company’s decision to enter into the Merger Agreement to be acquired by Mueller Atlas, the ability of the Company and Mueller Atlas to complete the transaction contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions set forth in the Merger Agreement, and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this Schedule 14D-9 are based on the Company’s current expectations, and those made at other times will be based on Company’s expectations when the statements are made. Some or all of the results anticipated by these forward-looking statements may not occur. Factors that could cause or contribute to such differences include, but are not limited to, the expected timetable for completing the proposed transaction, the risk and uncertainty in connection with a strategic alternative process, the Company’s history of losses and the Company’s ability to maintain adequate liquidity in total and within each foreign operation; the Company’s ability to develop successful new products in a timely manner; current and future global or regional political and economic conditions and the condition of credit markets, which may magnify other risk factors; the success of the Company’s effort to effectively improve productivity and restructure the Company’s operations to reduce costs and bring them in line with projected production levels and product mix; the extent of any business disruption that may result from the restructuring and realignment of the Company’s manufacturing operations and personnel or system implementations, the ultimate cost of those initiatives and the amount of savings actually realized; loss of, or substantial decline in sales to, any of the Company’s key customers; increased or unexpected product warranty claims; actions of competitors in markets with intense competition; financial market changes, including fluctuations in foreign currency exchange rates and interest rates; the ultimate cost of defending and resolving legal and environmental matters, including any liabilities resulting from the regulatory antitrust investigations commenced by the United States Department of Justice Antitrust Division and the Secretariat of Economic Law of the Ministry of Justice of Brazil, both of which could preclude commercialization of products or adversely affect profitability and/or civil litigation related to such investigations; local governmental, environmental, trade and energy regulations; availability and volatility in the cost of materials, particularly commodities, including steel, copper and aluminum, whose cost can be subject to significant variation; significant supply interruptions or cost increases; loss of key employees and other labor matters; the extent of any business disruption caused by work stoppages initiated by organized labor unions; risks relating to our information technology systems or failures of third-party technology service providers; impact of future changes in accounting rules and requirements on the Company’s financial statements; default on covenants of financing arrangements and the availability and terms of future financing arrangements; reduction or elimination of credit insurance; potential political and economic adversities that could adversely affect anticipated sales and production; in India, potential military conflict with neighboring countries that could adversely affect anticipated sales and production; weather conditions affecting demand for replacement products; and the effect of terrorist activity and armed conflict;, the costs of negotiating and implementing the Offer and the Merger and the other factors set forth from time to time in the Company’s Securities and Exchange Commission filings. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements in this Schedule 14D-9 are based on information available to the Company on the date of this Schedule 14D-9. Detailed discussions of these and other risks and uncertainties that could cause actual results and events to differ materially from the forward-looking statements contained in this Schedule 14D-9 are included from time to time in the Company’s SEC Reports, including the 10-K and the 10-Q. You should read this Schedule 14D-9 and the documents that the Company has filed as exhibits and incorporated by reference into this Schedule 14D-9 completely and with the understanding that the actual future results may be materially different from what the Company expects. The Company hereby qualifies all of the Company’s forward-looking statements by these cautionary statements. The Company does not undertake to update any forward-looking statements that may be made by the Company or on behalf of the Company in this Schedule 14D-9 or otherwise.

Item 9.	Exhibits.

Exhibit Number	Description

(a)(1)	Offer to Purchase, dated August 21, 2015 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of MA Industrial Sub Inc. and MA Industrial JV LLC filed with the SEC on August 21, 2015).

(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of MA Industrial Sub Inc. and MA Industrial JV LLC filed with the SEC on August 21, 2015).

(a)(3)	Opinion of Citigroup Global Markets Inc., dated August 4, 2015 (included as Annex I to this Schedule 14D-9).

(a)(4)	Press Release of the Company issued on August 5, 2015 (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K dated and filed with the SEC on August 5, 2015, file no. 001-36417).

(a)(5)	Letter to Shareholders of the Company, dated August 24, 2015, from Harold M. Karp, President and Chief Executive Officer of the Company (included as Annex II to this Schedule 14D-9).

(a)(6)	Summary Advertisement published in the Investor’s Business Daily on August 21, 2015 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO of MA Industrial Sub Inc. and MA Industrial JV LLC filed with the SEC on August 21, 2015).

(a)(7)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO of MA Industrial Sub Inc. and MA Industrial JV LLC filed with the SEC on August 21, 2015).

(a)(8)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO of MA Industrial Sub Inc. and MA Industrial JV LLC filed with the SEC on August 21, 2015).

(a)(9)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO of MA Industrial Sub Inc. and MA Industrial JV LLC filed with the SEC on August 21, 2015).

(a)(10)	Complaint captioned Raul v. Boyse et al. filed August 11, 2015 in the Circuit Court for the County of Washtenaw in the State of Michigan.

(a)(11)	Demand Letter on behalf of Greg Saggio to the Company and its directors dated August 13, 2015.

(a)(12)	Complaint captioned Saggio v. Mueller Industries, Inc. et al., filed August 14, 2015 in the Circuit Court for the County of Washtenaw in the State of Michigan.

(a)(13)	Demand Letter on behalf of Jonathan Raul to the Company Board dated August 20, 2015.

(e)(1)	Agreement and Plan of Merger, dated August 5, 2015, by and among MA Industrial Sub Inc., MA Industrial JV LLC and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K dated and filed with the SEC on August 5, 2015, file no. 001-36417).

(e)(2)	Amended and Restated Articles of Incorporation of Tecumseh Products Company (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-8 filed on May 6, 2014, file no. 333-195739).

(e)(3)	Amended and Restated Bylaws of Tecumseh Products Company (incorporated by reference to Exhibit 3(ii) to the Company’s Form 8-K dated and filed with the SEC on August 5, 2015, file no. 001-36417).

(e)(4)	Guarantee, dated as of August 5, 2015, of Atlas Capital Resources II LP, Atlas Capital Resources (P) II LP and Mueller Industries, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated and filed with the SEC on August 5, 2015, file no. 001-36417).

Exhibit Number	Description

(e)(5)	Equity Commitment Letter dated August 5, 2015 by and between MA Industrial JV LLC and DENO Investment Company II, Inc., a wholly owned subsidiary of Mueller Industries, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO of MA Industrial Sub Inc. and MA Industrial JV LLC filed with the SEC on August 21, 2015).

(e)(6)	Equity Commitment Letter dated August 5, 2015 by and between MA Industrial JV LLC and Atlas Capital Resources II LP and Atlas Capital Resources (P) II LP (incorporated by reference to Exhibit (d)(3) to the Schedule TO of MA Industrial Sub Inc. and MA Industrial JV LLC filed with the SEC on August 21, 2015).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tecumseh Products Company

By:	/s/ Harold M. Karp
Name:	Harold M. Karp
Title:	President and Chief Executive Officer

Dated: August 24, 2015

CITI OPINION

ANNEX I

August 4, 2015

The Board of Directors

Tecumseh Products Company

5683 Hines Drive

Ann Arbor, MI 48108

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common shares of Tecumseh Products Company (“TECU”) (other than Parent (defined below), Merger Sub (defined below) and their respective affiliates) of the Consideration (defined below) to be received by such holders pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of August 4, 2015 (the “Merger Agreement”), among TECU, MA Industrial JV LLC (“Parent”) and MA Industrial Sub Inc. (“Merger Sub”). We understand that Parent is a joint venture beneficially owned by Mueller Industries, Inc. (“Mueller”) and Atlas Holdings LLC (“Atlas”). As more fully described in the Merger Agreement, (i) Merger Sub will commence a tender offer (the “Tender Offer”) to purchase all outstanding common shares, no par value, of TECU (“TECU Common Shares”), at a purchase price of $5.00 per share in cash, without interest (the “Consideration”) and (ii) following successful consummation of the Tender Offer, Merger Sub will be merged with and into TECU (the “Merger”) and each outstanding TECU Common Share not tendered in the Tender Offer (other than shares to be canceled in accordance with the Merger Agreement) will be converted into the right to receive the Consideration. The Tender Offer and the Merger, together and not separately, are referred to herein as the “Transaction.”

In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of TECU concerning the business, operations and prospects of TECU. We examined certain publicly available business and financial information relating to TECU as well as certain financial forecasts and other information and data relating to TECU which were provided to or discussed with us by the management of TECU. We reviewed the financial terms of the Transaction as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of TECU Common Shares; the historical and projected earnings and other operating data of TECU; and the capitalization and financial condition of TECU, particularly in light of TECU’s recent and potential liquidity constraints and limited capital resources. We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Transaction and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of TECU. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the management of TECU that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data relating to TECU provided to or otherwise reviewed by or discussed with us, we have been advised by the management of TECU that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of TECU as to the future financial performance of TECU.

We have assumed, with your consent, that each of the Tender Offer and the Merger will be consummated in accordance with its terms as set forth in the Merger Agreement, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on TECU or the Transaction in any way meaningful to our analysis. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of TECU nor have we made any physical inspection of the properties or assets of TECU. We were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of TECU. We note, however, that TECU will have a “go-shop” period following the execution of the Merger Agreement during which TECU will authorize us to solicit interest from other parties with respect to the possible acquisition of TECU. We were not requested to consider, and our opinion does not address, the underlying business decision of TECU to effect the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for TECU or the effect of any other transaction in which TECU might engage. We express no view as to, and our opinion also does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof.

Citigroup Global Markets Inc. has acted as financial advisor to TECU in connection with the proposed Transaction and will receive a fee for such services contingent upon the consummation of the Transaction. We also will receive a fee in connection with the delivery of this opinion. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of TECU and Mueller for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with TECU, Parent and their respective affiliates, including Mueller and Atlas and their respective affiliates as well as portfolio companies of Atlas.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of TECU in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation to any shareholder as to whether such shareholder should tender TECU Common Shares in the Tender Offer or how such shareholder should vote or act on any other matters relating to the proposed Transaction.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of TECU Common Shares (other than Parent, Merger Sub and their respective affiliates) in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

// Signed //

CITIGROUP GLOBAL MARKETS INC.

ANNEX II

TECUMSEH PRODUCTS COMPANY

5683 Hines Drive

Ann Arbor, MI 48108

August 24, 2015

Dear Shareholder:

We are pleased to inform you that on August 5, 2015, Tecumseh Products Company (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MA Industrial Sub Inc., a Michigan corporation (“Sub”) and a wholly owned subsidiary of MA Industrial JV LLC, a Delaware limited liability company (“Parent”), which is owned by Atlas Capital Resources II LP and Atlas Capital Resources (P) II LP and DENO Investment Company II, Inc., a wholly owned subsidiary of Mueller Industries, Inc., pursuant to which Sub commenced a tender offer on August 21, 2015 to purchase all of the outstanding shares of the Company for $5.00 per share in cash, without interest and less any required withholding taxes.

If successful, the tender offer will be followed by the merger of Sub with and into the Company with the Company continuing as the surviving corporation in the merger. In the merger, all of the Company’s outstanding shares, other than those owned by the Company, Parent or Sub, will be converted into the right to receive the same cash payment as in the tender offer.

The Board of Directors of the Company has unanimously determined that the tender offer and the merger are in the best interests of the Company and its shareholders and declared the Merger Agreement advisable, and approved the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, on the terms and subject to the conditions set forth therein. Accordingly, the Board of Directors of the Company unanimously recommends that the Company’s shareholders accept the offer, tender their shares in the offer and, if required by applicable law, vote their shares in favor of adoption of the Merger Agreement and thereby approve the merger and the other transactions contemplated by the Merger Agreement.

Accompanying this letter is (i) a copy of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Sub’s Offer to Purchase, dated August 21, 2015, which sets forth the terms and conditions of the tender offer and (iii) a Letter of Transmittal containing instructions as to how to tender your shares into the tender offer. We urge you to read the enclosed materials carefully. Unless subsequently extended, the tender offer is scheduled to expire at 12:00 Midnight, New York City time at the end of the day on September 18, 2015.

Sincerely,

/s/ Harold M. Karp

Harold M. Karp

President and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)	Offer to Purchase, dated August 21, 2015 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of MA Industrial Sub Inc. and MA Industrial JV LLC filed with the SEC on August 21, 2015).
(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of MA Industrial Sub Inc. and MA Industrial JV LLC filed with the SEC on August 21, 2015).
(a)(3)	Opinion of Citigroup Global Markets Inc., dated August 4, 2015 (included as Annex I to this Schedule 14D-9).
(a)(4)	Press Release of the Company issued on August 5, 2015 (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K dated and filed with the SEC on August 5, 2015, file no. 001-36417).
(a)(5)	Letter to Shareholders of the Company, dated August 24, 2015, from Harold M. Karp, President and Chief Executive Officer of the Company (included as Annex II to this Schedule 14D-9).
(a)(6)	Summary Advertisement published in the Investor’s Business Daily on August 21, 2015 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO of MA Industrial Sub Inc. and MA Industrial JV LLC filed with the SEC on August 21, 2015).
(a)(7)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO of MA Industrial Sub Inc. and MA Industrial JV LLC filed with the SEC on August 21, 2015).
(a)(8)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO of MA Industrial Sub Inc. and MA Industrial JV LLC filed with the SEC on August 21, 2015).
(a)(9)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO of MA Industrial Sub Inc. and MA Industrial JV LLC filed with the SEC on August 21, 2015).
(a)(10)	Complaint captioned Raul v. Boyse et al. filed August 11, 2015 in the Circuit Court for the County of Washtenaw in the State of Michigan.
(a)(11)	Demand Letter on behalf of Greg Saggio to the Company and its directors dated August 13, 2015.
(a)(12)	Complaint captioned Saggio v. Mueller Industries, Inc. et al. filed August 14, 2015 in the Circuit Court for the County of Washtenaw in the State of Michigan.
(a)(13)	Demand Letter on behalf of Jonathan Raul to the Company Board dated August 20, 2015.
(e)(1)	Agreement and Plan of Merger, dated August 5, 2015, by and among MA Industrial Sub Inc., MA Industrial JV LLC and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K dated and filed with the SEC on August 5, 2015, file no. 001-36417).
(e)(2)	Amended and Restated Articles of Incorporation of Tecumseh Products Company (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-8 filed on May 6, 2014, file no. 333-195739).
(e)(3)	Amended and Restated Bylaws of Tecumseh Products Company (incorporated by reference to Exhibit 3(ii) to the Company’s Form 8-K dated and filed with the SEC on August 5, 2015, file no. 001-36417).
(e)(4)	Guarantee, dated as of August 5, 2015, of Atlas Capital Resources II LP, Atlas Capital Resources (P) II LP and Mueller Industries, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K dated and filed with the SEC on August 5, 2015, file no. 001-36417).
(e)(5)	Equity Commitment Letter dated August 5, 2015 by and between MA Industrial JV LLC and DENO Investment Company II, Inc., a wholly owned subsidiary of Mueller Industries, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO of MA Industrial Sub Inc. and MA Industrial JV LLC filed with the SEC on August 21, 2015).
(e)(6)	Equity Commitment Letter dated August 5, 2015 by and between MA Industrial JV LLC and Atlas Capital Resources II LP and Atlas Capital Resources (P) II LP (incorporated by reference to Exhibit (d)(3) to the Schedule TO of MA Industrial Sub Inc. and MA Industrial JV LLC filed with the SEC on August 21, 2015).